     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 1998


                                                      REGISTRATION NO. 333-46249
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                      ------------------------------------

                              MAXXIM MEDICAL, INC.
             (Exact name of registrant as specified in its charter)

                          TEXAS                                                     76-0291634
    (State or other jurisdiction of incorporation or                   (I.R.S. Employer Identification No.)
                       organization)

                           10300 49(TH) STREET NORTH
                           CLEARWATER, FLORIDA 33762
                                 (813) 561-2100
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                         KENNETH W. DAVIDSON, PRESIDENT
                              MAXXIM MEDICAL, INC.
                           10300 49(TH) STREET NORTH
                           CLEARWATER, FLORIDA 33762
                                 (813) 561-2100
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

               GREGORY C. YADLEY, ESQUIRE                                  KATHERINE M. SEABORN, ESQUIRE
             SHUMAKER, LOOP & KENDRICK, LLP                                    GARDERE & WYNNE, LLP
               101 EAST KENNEDY BOULEVARD                                         1601 ELM STREET
                       SUITE 2800                                                   SUITE 3000
                  TAMPA, FLORIDA 33602                                          DALLAS, TEXAS 75201
                     (813) 229-7600                                               (214) 999-3000

                      ------------------------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                      ------------------------------------
                        CALCULATION OF REGISTRATION FEE
                      ------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM         PROPOSED MAXIMUM
      TITLE OF EACH CLASS              AMOUNT TO BE            OFFERING PRICE             AGGREGATE
OF SECURITIES TO BE REGISTERED        REGISTERED (1)            PER UNIT (2)          OFFERING PRICE (2)
-----------------------------------------------------------------------------------------------------------
  Common Stock, $.001 par
  value........................         4,025,000                  $24.50                $98,612,500
-----------------------------------------------------------------------------------------------------------


      TITLE OF EACH CLASS               AMOUNT OF
OF SECURITIES TO BE REGISTERED       REGISTRATION FEE
----------------------------------------------------------------------------------
  Common Stock, $.001 par
  value........................         $29,090.69
-----------------------------------------------------------------------------------------------------------

(1) Includes up to 525,000 shares subject to an over-allotment option granted to the Underwriters.

(2) Estimated solely for purposes of determining the registration fee. Based upon the average of the high and low sales prices of the Company's Common Stock as reported on the New York Stock Exchange Composite Tape on February 10, 1998, pursuant to Rule 457(c).
================================================================================

PROSPECTUS

                                3,500,000 SHARES

                            MAXXIM MEDICAL INC. LOGO

                                  COMMON STOCK

     All of the shares of Common Stock, $.001 par value per share (the "Common Stock"), offered hereby (the "Offering") are being issued and sold by Maxxim Medical, Inc. ("Maxxim" or the "Company"). The Company's Common Stock is traded on the New York Stock Exchange under the symbol "MAM." On March 9, 1998, the last reported sale price for the Common Stock was $24.38 per share. See "Price Range of Common Stock." The Company will use the net proceeds from this Offering to repay a portion of the debt incurred under the Company's credit facilities and to expand the Company's glove production capacity. See "Use of Proceeds."


            ANY INVESTMENT IN THE SECURITIES OFFERED HEREIN INVOLVES
                   A HIGH DEGREE OF RISK. SEE "RISK FACTORS."
                         ------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


==================================================================================================================
                                                                       UNDERWRITING
                                                PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                                 PUBLIC              COMMISSIONS (1)            COMPANY (2)
------------------------------------------------------------------------------------------------------------------
Per Share.............................           $24.00                   $1.20                    $22.80
------------------------------------------------------------------------------------------------------------------
Total (3).............................        $84,000,000               $4,200,000              $79,800,000
==================================================================================================================


(1) Does not reflect the repayment to an affiliate of one of the Underwriters of certain outstanding debt under the Company's current credit facilities with a substantial portion of the net proceeds of this Offering. In addition, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Use of Proceeds" and "Underwriting."

(2) Before deducting expenses estimated at $300,000, which are payable by the Company.


(3) The Company has granted the Underwriters a 30-day option to purchase up to 525,000 additional shares of the Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any (the "Over-Allotment Option"). If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $96,600,000, $4,830,000 and $91,770,000, respectively. See "Underwriting."


                         ------------------------------


     The shares of Common Stock are offered subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject offers in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about March 13, 1998 at the office of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.


                         ------------------------------

BEAR, STEARNS & CO. INC.
           EVEREN SECURITIES, INC.

                      JEFFERIES & COMPANY, INC.

                                NATIONSBANC MONTGOMERY SECURITIES LLC


                 THE DATE OF THIS PROSPECTUS IS MARCH 10, 1998

                     PRODUCTS MANUFACTURED AND ASSEMBLED BY
                              MAXXIM MEDICAL, INC.











             Picture depicts a surgeon performing a knee operation
                on a patient with the aid of a medical assistant
                      in the surgical suite of a hospital.








    Picture depicts the interior                    Picture depicts a hospital
     of the Company's plant in                        worker lifting a custom
   Mississauga, Canada, producing                       procedure tray off
   non-latex examination gloves.                       the inventory shelf.




     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Suite 1300, Seven World Trade Center, New York, New York 10048; and Chicago Regional Office, Suite 1400, 500 W. Madison Street, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. Recent materials filed by the Company may be accessed electronically by means of the Commission's homepage on the Internet at http://www.sec.gov. The Common Stock is traded on the New York Stock Exchange ("NYSE"). Information filed by the Company with the NYSE may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10003.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933 (the "Securities Act"), with respect to the shares of Common Stock offered hereby (the "Shares"). This Prospectus constitutes a part of the Registration Statement. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Shares. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are hereby incorporated by reference in this Prospectus the following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act:

1.   The Company's Annual Report on Form 10-K/A for the year ended November 2,
     1997.


2. The Company's Proxy Statement, dated February 20, 1998, relating to the Annual Meeting of Shareholders to be held on March 12, 1998.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering made hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus. Requests for such copies should be directed to the Corporate Accounting Manager of the Company, at the Company's principal executive offices, which are located at 10300 49th Street North, Clearwater, Florida 33762, telephone number: (813) 561-2100.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by, and should be read in conjunction with the more detailed information and financial data, including the Financial Statements and notes thereto, included elsewhere in this Prospectus. Market data used throughout this Prospectus were obtained or extrapolated from industry publications which the Company believes to be reliable, but the accuracy thereof is not guaranteed. Unless the context otherwise requires, the term "Company" when used herein refers to Maxxim Medical, Inc., a Texas corporation, Maxxim Medical, Inc., a Delaware corporation, and their direct and indirect subsidiaries, together with any predecessors, on a consolidated basis. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters will not exercise their Over-Allotment Option.

THE COMPANY

     The Company is a major manufacturer and developer of a diversified range of single-use specialty medical products and is a leading supplier of single-use custom procedure trays and non-latex surgical and medical examination gloves to hospitals, clinics and outpatient surgery centers. The Company is the second largest provider of sterilized custom procedure trays in the United States and believes that it currently controls approximately 35% of that market, as well as approximately 61% of the rapidly growing United States acute care market for non-latex examination gloves. The Company sells over 23,000 products to approximately 7,000 accounts and has major supply contracts with such national buying groups as VHA, Inc., University Health System Consortium, Tenet Health Care Corp., HealthSouth Corporation and Healthcare Purchasing Partners.

     Custom procedure trays are sterilized kits containing all of the single-use products required for a particular surgical or other medical procedure and serve as a distribution vehicle for the Company's manufactured specialty products. These trays promote efficiency and productivity for the medical provider by consolidating into a single sterile package the disposable products used in specific medical procedures, thereby reducing set-up time and the risk of product contamination and transmission of infectious disease. Use of custom procedure trays also helps hospitals and other medical treatment facilities lower inventory levels and more easily identify costs associated with specific medical procedures. Non-latex medical examination and surgical gloves increasingly have become an attractive alternative to traditional latex gloves. Both the recent concern of healthcare professionals about purported allergic reactions to latex gloves and growing concerns over the transmission of infectious disease have increased demand for non-latex medical examination and surgical gloves. The Company continues to develop new chemical compounds and manufacturing processes in an effort to maintain its leading market position as a supplier of non-latex glove products.


     The Company has experienced significant growth since its initial public offering in 1990, principally by successfully integrating five major acquisitions of specialty medical products and custom procedure tray businesses. Since fiscal 1989, these acquisitions, combined with internal growth, have generated a compound annual growth rate of 53.5% in net sales, 42.8% in net income and 15.2% in diluted earnings per share (excluding non-recurring gains). In July 1996, the Company acquired Sterile Concepts, Inc. ("Sterile Concepts"). This acquisition increased the Company's custom procedure tray business by over 200% and has dramatically expanded the Company's vertical integration opportunities. A goal of the Company's vertical integration strategy is to change customer preferences from third party products in its custom procedure trays to Company-manufactured products. Primarily through such vertical integration, as well as economies of scale resulting from the Company's acquisitions, the Company's gross margin and operating margin increased from 23.4% and 7.1% in the fourth quarter of fiscal 1996 (the first full fiscal quarter after the acquisition of Sterile Concepts) to 25.6% and 8.6%, respectively, in the fourth quarter of fiscal 1997.


INDUSTRY TRENDS

     The Company's products compete in the multi-billion dollar market for specialty medical products. Management believes that demand in the United States for the Company's single-use medical products has been favorably impacted by the emphasis on less invasive surgical procedures, outpatient care and the continuing pressure to improve productivity, contain costs and reduce the transmission of infectious diseases.

Demographic trends, such as the aging of the population, have also had a favorable effect on the demand for the Company's products since older people generally require more medical care and undergo more surgical procedures.

     Management believes that there has been a growing trend by large customers to concentrate their purchases of medical products with fewer, larger suppliers, and that recent acquisitions, including Sterile Concepts, have significantly improved the Company's ability to attract and service such larger customers. Management believes that this trend will continue to benefit the Company as it grows and diversifies its product lines.

     The growth in the market for gloves, both latex and non-latex, over the past several years has largely resulted from the increased concerns among healthcare professionals over protection from the transmission of infectious diseases, particularly HIV and Hepatitis B. The non-latex segment of the glove market has grown rapidly principally as a result of reported increases in allergic reactions to the water soluble proteins in latex and to the chemical and other additives used in processing latex and manufacturing latex gloves. In 1991, the FDA issued a medical alert warning healthcare professionals about the increased incidence of allergic reactions to latex medical products by both medical personnel and patients.

     Although the aggregate number of surgical procedures performed in Europe is approximately equivalent to the number of surgical procedures performed in the United States, the prevalence of single-use products and custom procedure trays in Europe is not as great as in the United States. The Company believes that European healthcare providers will increase their use of disposable products and custom procedure trays for substantially the same reasons that caused United States healthcare providers to do so. Certain European countries have implemented healthcare price controls and have experienced consolidation of hospitals and shifting of surgical procedures away from hospitals towards outpatient surgery centers. The Company believes that these developments will increase the demand among European healthcare providers for the greater efficiency and productivity associated with the single-use products of the type it manufactures.

STRATEGY

     The Company's goal is to improve profitability and grow its business by enhancing its position as a leading manufacturer and marketer of single-use specialty medical products to medical treatment facilities, both domestically and in Europe. To achieve this goal, the Company intends, both through internal initiatives and strategic acquisitions, to: (i) increase vertical integration,
(ii) expand glove production, (iii) maximize utilization of existing facilities,
(iv) invest in product development, and (v) increase sales efforts to large purchasing groups and healthcare provider networks. The Company continually evaluates possible acquisitions of businesses and product lines and intends to pursue those acquisitions that promote its strategy, complement its existing product offerings or increase market share.

            Increasing Vertical Integration. In order to enhance its gross margin, the Company strives to increase the percentage of Company-manufactured products contained in its custom procedure trays. At the time of its acquisition in July 1996, Sterile Concepts used only a small amount of Company-manufactured products in its custom procedure trays. The Company has focused significant efforts on persuading customers of Sterile Concepts to accept Company-manufactured products, which the Company typically can offer at lower prices, rather than those products manufactured by third parties. The Company conducts product development efforts and seeks acquisitions on an ongoing basis to expand the number of Company-manufactured products that can be included in its custom procedure trays.

            Expanding Glove Production. The Company currently is experiencing demand for its non-latex examination gloves in excess of its manufacturing capacity. The Company intends to increase its internal production capacity through plant expansions over the next 12 to 18 months. See "Use of Proceeds." The Company also is testing its ability to convert certain existing product lines to newer formula products that can be manufactured with greater efficiency. Additionally, the Company has contracted for the manufacture of certain of its product lines in the Far East, and limited production from these sources currently is underway.

            Maximizing Utilization of Existing Facilities. The Company intends to continue to improve utilization of its manufacturing facilities through plant consolidations, new product introductions and acquisitions of additional product lines. Execution of the Company's vertical integration strategy also improves plant utilization by increasing the production volumes of many of the principal products the Company manufactures. In fiscal 1997, the Company closed one manufacturing facility, and is evaluating all other facilities to maximize their utilization.

            Investing in Product Development. The Company continually conducts research and development of new products and enhancements to existing products. In particular, product improvement and line extension have been, and are expected to continue to be, important sources of revenue, primarily for the Argon division and the glove operations.

            Increasing Sales Efforts to Purchasing Groups and Provider Networks. Management believes that the Company must continue to focus more of its sales efforts on the emerging integrated healthcare networks. Many hospitals are forming alliances and are increasingly buying their medical products on a national accounts basis, which favors suppliers that can bundle multiple products. The Company intends to place greater emphasis on leveraging the sales force's existing relationships to sell all of its product lines.

THE OFFERING

Common Stock to be offered....................  3,500,000 shares
Common Stock to be outstanding after the
  Offering(1).................................  13,670,262
Use of Proceeds...............................  To repay certain outstanding debt and to expand glove production capacity.
                                                See "Use of Proceeds."
New York Stock Exchange Symbol................  MAM

---------------

(1) Excludes 994,020 shares of Common Stock subject to options outstanding as of February 2, 1998, which are exercisable at a weighted average exercise price of $11.35 per share.

     The Company is a Texas corporation. The address of its principal office is 10300 49th Street North, Clearwater, Florida 33762. Its telephone number is
(813) 561-2100.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following summary consolidated financial data, as of and for the five fiscal years ended November 2, 1997, have been derived from the audited consolidated financial statements of the Company. The Company's fiscal year ends on the Sunday nearest the last day of October. The summary consolidated financial data do not purport to indicate results of operation as of any future date or for any future period. The information in the table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.


                                                               FISCAL YEARS ENDED
                                       -------------------------------------------------------------------
                                       NOVEMBER 2,   NOVEMBER 3,   OCTOBER 29,   OCTOBER 30,   OCTOBER 31,
                                          1997          1996          1995          1994          1993
                                       -----------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Net sales...........................    $529,552      $399,836      $265,726      $191,382      $129,740
Cost of sales.......................     397,691       294,164       186,495       129,569        85,247
                                        --------      --------      --------      --------      --------
Gross profit........................     131,861       105,672        79,231        61,813        44,493
Operating expenses..................      90,101        77,980        60,329        48,390        35,489
Nonrecurring charges................          --            --        10,845            --            --
                                        --------      --------      --------      --------      --------
Income from operations..............      41,760        27,692         8,057        13,423         9,004
Interest expense....................     (21,620)      (13,143)       (4,088)       (2,059)       (1,476)
Other income (expense), net.........       2,226           583         1,014           859           856
                                        --------      --------      --------      --------      --------
Income before income taxes(1).......      22,366        15,132         4,983        12,223         8,384
Income taxes........................       9,485         6,422         2,054         4,538         2,847
Change in accounting for income
  taxes.............................          --            --            --           380            --
                                        --------      --------      --------      --------      --------
Net income..........................    $ 12,881      $  8,710      $  2,929      $  8,065      $  5,537
                                        ========      ========      ========      ========      ========
Basic earnings per share(2)(3)......    $   1.55      $   1.08      $   0.36      $   1.10      $   0.94
                                        ========      ========      ========      ========      ========
Diluted earnings per share(2)(3)....    $   1.42      $   1.02      $   0.36      $   1.05      $   0.92
                                        ========      ========      ========      ========      ========



                                                                     NOVEMBER 2, 1997
                                                                --------------------------
                                                                              PRO FORMA
                                                                 ACTUAL     AS ADJUSTED(4)
                                                                --------    --------------
BALANCE SHEET DATA:
Working capital.............................................    $ 99,815       $ 99,815
Total assets................................................     424,046        444,046
Long-term debt (includes current portion)(5):
  Bank debt.................................................      91,300         31,800
  Convertible debentures....................................      23,352            217
  Senior notes..............................................     100,000        100,000
Shareholders' equity........................................     137,928        239,710


---------------

(1) Income before income taxes include the following nonrecurring charges and benefits:

     a. A pretax gain in fiscal 1997 of $1.5 million from the sale of equity securities.

     b. Pretax charges in fiscal 1996 of $3.5 million relating to the acquisition of Sterile Concepts.

     c. Pretax charges in fiscal 1995 of $10.8 million related to the formation of the Company's Case Management division.

(2) For information concerning calculation of earnings per share, see Note 1 of Notes to Consolidated Financial Statements. The Company has restated all previous earnings per share data to comply with Statement of Financial Accounting Standards No. 128 "Earnings per Share," which became effective on a retroactive basis with the issuance of February 1, 1998 earnings data. See "Recent Developments."



(3) Fiscal 1994 basic and diluted earnings per share exclude a $.05 and $.04 adjustment, respectively, to reflect the change in accounting for income taxes.



(4) As adjusted to reflect (i) the pro forma effect of the conversion from November 3 through December 12, 1997 of $22,983,000 of the Company's 6 3/4% convertible subordinated debentures due March 1, 2003 (the "Debentures") into 1,276,732 shares of the Common Stock and Debenture payments of $152,000, (ii) the sale of 3,500,000 shares of Common Stock offered hereby, and (iii) the application of the net proceeds from such sale. See "Use of Proceeds."


(5) Excludes capital leases and other long-term obligations of the Company.


                          RECENT FINANCIAL INFORMATION



     On March 5, 1998, the Company announced unaudited operating results for the first fiscal quarter of 1998. The Company reported net income of $3,751,000 for the three months ended February 1, 1998, compared with net income of $3,459,000 for the first quarter of 1997. Net sales for the first quarter of 1998 were $128,003,000 versus $133,401,000 in the first fiscal quarter of 1997. Diluted earnings per share for the first quarter were $0.37 compared to $0.39 including a one-time gain of $0.10 per share reported for the same period last year. The diluted weighted average number of shares outstanding for the first fiscal quarters of 1998 and 1997 were 10,506,000 and 9,835,000, respectively.

                           FORWARD-LOOKING STATEMENT

     Statements, either written or oral, that are not historical facts and which express the Company's expectation for the future with respect to financial performance or operating strategies are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are made to provide the public with management's assessment of the Company's business. Caution must be taken to consider these statements in light of the following assumptions: products in development will be introduced successfully and on schedule; the Company will make acquisitions which contribute to profitability; key distributors will make purchases at the same level as their sales; demand for the Company's products will follow recent growth trends; competitors will not introduce new products which will substantially reduce the Company's market share in its most significant product lines; and the Company will continue to manufacture high quality products at competitive costs and maintain or increase product pricing. In the event any of the above factors do not occur as management anticipates, actual results could differ materially from the expectations expressed in the forward-looking statements. Further information relating to factors that could cause actual results to differ from those anticipated is included but not limited to information under the heading "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Prospectus. The Company disclaims any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, WHEN EVALUATING AN INVESTMENT IN THE COMMON STOCK.

RISK ASSOCIATED WITH ACQUISITIONS

     The Company's growth has largely resulted from acquisitions of other companies and product lines, and a significant component of the Company's strategy is to continue to make such acquisitions. The Company is continually evaluating possible acquisitions of businesses and product lines that complement or expand the Company's existing business or product lines, and intends to pursue favorable opportunities as they arise. The evaluation of prospective acquisitions and the negotiation of acquisition agreements require substantial expense and management time, and not all potential acquisitions ultimately are consummated. Further, there can be no assurance that suitable acquisition candidates will be found or that acquisitions can be consummated on terms favorable to the Company. In addition, even if the Company is able to complete such acquisitions, there can be no assurance that the acquired companies or assets will be successfully integrated into the Company. Any such failure to successfully integrate future acquisitions may adversely impact operations or profitability. Acquisitions may be announced or consummated at any time and may be dilutive to earnings per share on a pro forma basis.

     The Company's expansion through acquisitions has placed, and is expected to continue to place, significant demands on the Company's administrative, operational and financial personnel and systems. There can be no assurance that the Company will be able to manage its growth effectively, including the improvement and implementation of the Company's financial and management information systems and the recruitment and retention of key employees. The Company's failure to do so could have a material adverse effect on the Company's results of operations, including its ability to expand its operations successfully or to maintain its present level of profitability.

     The Company's strategy will require that substantial capital investment and adequate financing be available to the Company. Capital is needed not only for acquisitions, but also for the integration of operations and the addition of equipment and technology. The Company anticipates using bank or other commercial financing, seller financing and the additional sale of debt or equity securities to finance possible acquisitions and ongoing operations, which could have an adverse effect on the value of the shares of Common Stock of the Company. There can be no assurance that the Company will be able to obtain such financing or that, if available, such financing will be on terms acceptable to the Company's lenders under its existing credit facility. The terms of the Company's existing credit facility and the indenture under which the Company's 10 1/2% Senior Subordinated Notes due 2006 (the "Notes") were issued restrict the Company's ability to pursue and consummate additional acquisitions. The inability of the Company to secure adequate financing for future acquisitions would impede future growth. See Risk Factors -- "Indebtedness."

COMPETITION AND TECHNOLOGICAL CHANGE

     The Company's products compete with those of numerous other companies engaged in the businesses of developing, manufacturing and distributing specialty medical products. Several of these competitors have more extensive financial resources, research and development facilities and marketing organizations than those of the Company. In addition, the Company believes that the barriers to entry into the custom procedure tray business are fairly low and it would be reasonably easy for medical products companies currently not in the custom procedure tray business or others to enter the business. This is because the business is not very capital or technology intensive to the extent a supplier of trays does not manufacture specialty medical products. There are currently many manufacturers that bundle sterile and non-sterile medical specialty products that may not technically be "custom procedure trays," but effectively compete with trays or could be bundled with other products so as to directly compete with the Company's custom procedure trays. In addition, customers could revert to the in-house preparation of the same components as are found in a custom procedure tray. There are also numerous companies that supply medical procedure trays to various niche markets (e.g. dental and eye) that could, in the Company's view, easily broaden their product lines. In addition, certain of the Company's specialty medical products compete in markets characterized in many respects by rapid and significant technological change. The Company also relies on trade secrets and continuing technological advancement to maintain its competitive position. It is the practice of the Company to enter into confidentiality agreements with key employees, consultants and certain suppliers. There can be no assurance, however, that these measures will prevent the unauthorized disclosure or use of the Company's trade secrets and know-how or that others may not independently develop similar trade secrets or know-how or obtain access to the Company's trade secrets, know-how or proprietary technology. Although the Company continuously pursues product research and development efforts, there can be no assurance that technological change will not render one or more of the Company's present or proposed products obsolete.

GOVERNMENT REGULATION

     The manufacturing and marketing of the Company's products are subject to regulation by the U.S. Food and Drug Administration (the "FDA") pursuant to the U.S. Food, Drug and Cosmetic Act and regulations promulgated thereunder (collectively the "FDA Act") and numerous other federal, state and foreign governmental authorities. Although the Company has obtained all necessary clearances for the manufacture and sale of all of the products that the Company currently produces and sells, any products developed in the future are likely to require FDA approval before they can be sold in the United States. To date, all FDA approvals of the Company's products have been obtained under Section 510(k) of the FDA Act, which provides for FDA marketing approval on an expedited basis for products that can be shown to be substantially equivalent to devices in interstate commerce prior to May 1976 (the month and year of enactment of the FDA Act). The Company anticipates that virtually all of the products currently being developed will qualify for marketing approval under Section 510(k); however, if marketing approval for any product cannot be obtained under Section 510(k), alternative approval procedures are likely to be costly and time consuming and there can be no assurance that the required approvals for marketing any newly developed products will be obtained. Even if granted, all products and manufacturing facilities are subject to continual review and periodic inspections by various governmental authorities, and the discovery of previously unknown problems with a product, the Company or its facilities may result in product labeling restrictions, recall or withdrawal of the products from the market. See "Business -- Government Regulation."

     The products manufactured and sold by the Company in Europe are subject to the European Community regulations for medical devices. The European Community has a registration process which includes registration of manufacturing facilities ("ISO certification") and product certification ("CE Mark"), and it has imposed a deadline of June 1998 after which products without a CE Mark may not be sold in Europe. The Company has obtained ISO certification and CE Mark certification for its facilities and products in Europe. In North America, the Company has begun the process of European compliance by completing a certification plan with a Notified Body (an authorized member of the European network for Quality System Assessment and Certification) and contracting ISO certification for its facilities and CE Mark registration for its products which are exported to the member countries of the European Community. Although the Company anticipates that it will be in material compliance with the CE Mark certification requirement by the required date, failure to do so could have a material adverse effect upon the capital expenditures, earnings and competitive position of the Company. In addition, Europe has numerous government and local agencies which have jurisdiction to take actions that could have a material adverse effect upon the Company's ability to conduct business in Europe. European governmental and local agencies have enacted or adopted regulations which concern the discharge of materials into the environment, or otherwise relating to the protection of the environment, which have not had, and are not anticipated to have, any material adverse effect upon the capital expenditures, earnings or competitive position of the Company or any of its subsidiaries.

INDEBTEDNESS

     The indenture under which the Company's Notes were issued (the "Indenture") restricts, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, pay dividends or make certain other restricted payments, incur liens to secure pari passu or subordinated indebtedness, sell stock of subsidiaries, apply net proceeds from certain asset sales, merge or consolidate with any other person, sell, assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company, enter into certain transactions with affiliates, or incur indebtedness that is subordinate in right of payment to any indebtedness that is senior in right of payment (the "Senior Indebtedness") to the Notes and senior in right of payment to the Notes. In addition, the Company's existing credit facilities contain provisions prohibiting the Company from prepaying other indebtedness before Senior Indebtedness and from paying a dividend on the Common Stock. As a result of these covenants, the ability of the Company to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and the Company may be prevented from engaging in transactions that might otherwise be considered beneficial to the Company. See "Dividend Policy."


     As of November 2, 1997, and after giving effect to the Offering and the conversion of certain of the Company's Debentures from November 3 through December 12, 1997, and assuming the application of approximately $59.5 million of the net proceeds raised hereby to the Company's consolidated outstanding debt, the Company will have total consolidated outstanding debt of approximately $132 million. The level of the Company's indebtedness could have important consequences to investors in the Company's Common Stock offered hereby, including: (i) a significant portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes;
(ii) the Company's ability to obtain additional debt financing in the future for other acquisitions, working capital, capital expenditures or research and development may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in its industry or economic conditions generally. See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and Note 3 of Notes to Consolidated Financial Statements.


DEPENDENCE ON KEY PERSONNEL

     The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of its senior management team, including Kenneth W. Davidson, its Chairman of the Board, President and Chief Executive Officer, and its other executive officers. The Company does not carry key man life insurance on any of executive officers. Mr. Davidson has entered into an employment agreement with the Company that requires him to serve as President of the Company on a full-time basis through October 31, 2000. The Company has not entered into employment agreements with any of its other executive officers. Failure of the Company to retain Mr. Davidson or other executive officers, or to attract and retain additional qualified personnel, could adversely affect the Company's operations.

PRODUCT LIABILITY EXPOSURE

     The manufacturing and marketing of the Company's products entail risks of product liability. Although the Company maintains liability insurance in amounts which it believes to be reasonable and standard in the industry, the amount and scope of any coverage may be inadequate to fully protect the Company in the event of a substantial adverse product liability judgment.

     Since March 1996, the Company has been served with lawsuits alleging various adverse reactions to the latex used in certain of the medical gloves alleged to have been manufactured by the Company or the prior owner of the assets relating to the Company's glove operations acquired in June 1995. The Company believes that most of such claims relate to gloves sold or shipped prior to June 1995, and that it has been indemnified by the prior owner with regard to such claims. However, the Company is aware that there has been an increasing number of lawsuits brought against latex glove manufacturers with respect to such allergic reactions. Because the Company, as well as its competitors, has continued to manufacture and sell latex gloves, it may be subject to further claims. The Company is not entitled to indemnification from the prior owner for gloves sold or shipped after June 1995. Total United States sales of latex gloves in 1997 was approximately $750 million, of which the Company's sales were approximately $12 million.

HEALTHCARE REFORM

     In recent years, there have been a number of government initiatives to reduce healthcare costs. Congress and various state legislatures have proposed changes in law and regulation that could affect a major restructuring of the healthcare industry. Changes in governmental support of healthcare services, the methods by which such services are delivered, the prices for such services, or other legislation or regulations governing such services or mandated benefits could have a material adverse effect on the Company's results of operations. See "Business -- Effects of Healthcare Reform."

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions in the Company's Articles of Incorporation and Bylaws and Texas law may make a change in control of the Company more difficult to effect, even if a change in control were in the shareholders' interest. Such provisions include a shareholder rights plan and a provision allowing the Board of Directors to determine the terms of Preferred Stock which may be issued by the Company without approval of the holders of the Common Stock, and thereby enable the Board of Directors to inhibit the ability of the holders of the Common Stock to effect a change in control of the Company. See "Description of Capital Stock" and Note 12 of Notes to the Company's Financial Statements.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 3,500,000 shares of Common Stock offered hereby, at a public offering price of $24.00 per share, will be approximately $79.5 million (approximately $91.5 million if the Underwriters exercise their Over-Allotment Option in full) after deducting underwriting discounts and commissions and estimated offering expenses.



     The Company intends to use approximately $20 million of the net proceeds of this Offering to expand glove production capacity and the balance, approximately $59.5 million (approximately $71.5 million if the Underwriters exercise their Over-Allotment Option in full), to repay certain outstanding debt under a term loan in the original principal amount of $90 million. At November 2, 1997, the balance of the term loan was approximately $81 million. In addition, the Company also had approximately $10 million outstanding under a revolving line of credit. The term loan and revolving line of credit are together referred to as the "Credit Facilities." The Credit Facilities mature on July 30, 2002, with the term loan requiring repayment in twenty-four quarterly installments ranging from $1.5 million to $5.5 million. For fiscal 1997, the weighted average rate of interest on the revolver and term loan was 7.47%. See Note 3 of Notes to Consolidated Financial Statements of the Company, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Underwriting."

     Pending application of the proceeds as described above, the Company intends to place the net proceeds of this Offering in interest-bearing bank accounts or invest the proceeds in short-term, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth the range of the high and low sale prices for the Common Stock on the New York Stock Exchange for the periods indicated:


                                                                HIGH     LOW
                                                                ----     ----
Year Ending November 1, 1998:
  Second Quarter (through March 9, 1998)....................     24 1/2    22 1/8
  First Quarter.............................................     24 7/8    19 1/2
Year Ending November 2, 1997:
  Fourth Quarter............................................     26        19 1/2
  Third Quarter.............................................     19 5/16   13 1/4
  Second Quarter............................................     16        12 5/8
  First Quarter.............................................     15 1/8    12 1/4
Year Ending November 3, 1996:
  Fourth Quarter............................................     17 1/2    12 3/4
  Third Quarter.............................................     19        15
  Second Quarter............................................     19 3/4    17 3/8
  First Quarter.............................................     20 1/4    13 3/8



     The closing sale price of the Common Stock on March 9, 1998, as reported on the New York Stock Exchange, was $24.38 per share. As of February 10, 1998, there were approximately 243 holders of record of the Common Stock, as shown on the records of the transfer agent and registrar for the Common Stock.


                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain earnings to finance the expansion of its business and, therefore, does not expect to pay any cash dividends in the foreseeable future. Any determination as to the payment of cash dividends will depend upon the Company's earnings, general financial condition, capital needs and other factors deemed pertinent by the Board of Directors, as well as any limitations imposed by the Credit Facilities. The Credit Facilities and the Indenture under which the Notes were issued restrict or prohibit the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of November 2, 1997, (i) on an actual basis; (ii) on a pro forma basis to give effect to conversions from November 3 through December 12, 1997, of $22,983,000 of the Debentures into 1,276,732 shares of the Common Stock and Debenture payments of $152,000; and (iii) on a pro forma, as adjusted, basis to additionally give effect to the sale of 3,500,000 million shares of Common Stock offered hereby (at a public offering price of $24.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the net proceeds therefrom as described under "Use of Proceeds."



                                                                      NOVEMBER 2, 1997
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt (including current portion)(1):
  Revolving credit facility.............................    $ 10,300    $ 10,300      $ 10,300
  Term loan.............................................      81,000      81,000        21,500
  6 3/4% Convertible subordinated debentures............      23,352         217           217
  10 1/2% Senior subordinated notes.....................     100,000     100,000       100,000
                                                            --------    --------      --------
Total long-term debt(1).................................     214,652     191,517       132,017
                                                            --------    --------      --------
Shareholders' equity:
  Preferred Stock, $1.00 par value, 20,000,000 shares
     authorized, none issued or outstanding.............          --          --            --
  Common Stock, $0.001 par value, 40,000,000 shares
     authorized; 8,871,335 shares issued and
     outstanding; 10,148,067 shares issued and
     outstanding pro forma, and 13,648,067 shares issued
     and outstanding pro forma, as adjusted(2)..........           9          10            14
Additional paid-in capital..............................     103,872     126,153       205,649
Retained earnings.......................................      45,250      45,250        45,250
Subscriptions receivable................................      (5,200)     (5,200)       (5,200)
Cumulative translation adjustment.......................      (6,003)     (6,003)       (6,003)
                                                            --------    --------      --------
  Total shareholders' equity............................     137,928     160,210       239,710
                                                            --------    --------      --------
     Total capitalization...............................    $352,580    $351,727      $371,727
                                                            ========    ========      ========


---------------

(1) Excludes capital leases and other long-term obligations of the Company.

(2) Excludes options to purchase Common Stock under the Company's stock plans of which there were options outstanding as of November 2, 1997 to purchase an aggregate of 1,016,720 shares at a weighted average exercise price of $11.40 and a weighted average remaining option life of 3.64 years.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data, as of and for the five fiscal years ended November 2, 1997, have been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data do not purport to indicate results of operation as of any future date or for any future period. The information in the table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.


                                                               FISCAL YEARS ENDED
                                       -------------------------------------------------------------------
                                       NOVEMBER 2,   NOVEMBER 3,   OCTOBER 29,   OCTOBER 30,   OCTOBER 31,
                                          1997          1996          1995          1994          1993
                                       -----------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Net sales...........................    $529,552      $399,836      $265,726      $191,382      $129,740
Cost of sales.......................     397,691       294,164       186,495       129,569        85,247
                                        --------      --------      --------      --------      --------
Gross profit........................     131,861       105,672        79,231        61,813        44,493
Operating expenses..................      90,101        77,980        60,329        48,390        35,489
Nonrecurring charges................          --            --        10,845            --            --
                                        --------      --------      --------      --------      --------
Income from operations..............      41,760        27,692         8,057        13,423         9,004
Interest expense....................     (21,620)      (13,143)       (4,088)       (2,059)       (1,476)
Other income (expense), net.........       2,226           583         1,014           859           856
                                        --------      --------      --------      --------      --------
Income before income taxes(1).......      22,366        15,132         4,983        12,223         8,384
Income taxes........................       9,485         6,422         2,054         4,538         2,847
Change in accounting for income
  taxes.............................          --            --            --           380            --
                                        --------      --------      --------      --------      --------
Net income..........................    $ 12,881      $  8,710      $  2,929      $  8,065      $  5,537
                                        ========      ========      ========      ========      ========
Basic earnings per share(2)(3)......    $   1.55      $   1.08      $   0.36      $   1.10      $   0.94
                                        ========      ========      ========      ========      ========
Diluted earnings per share(2)(3)....    $   1.42      $   1.02      $   0.36      $   1.05      $   0.92
                                        ========      ========      ========      ========      ========
BALANCE SHEET DATA:
Working capital.....................    $ 99,815      $122,086      $ 73,286      $ 82,886      $ 52,722
Total assets........................     424,046       465,347       264,490       165,416       114,040
Long-term debt (includes current
  portion)(4):
  Bank debt.........................      91,300       128,590        76,987            --            --
  Convertible debentures............      23,352        28,750        28,750        28,750        28,750
  Senior notes......................     100,000       100,000            --            --            --
Shareholders' equity................     137,928       123,556       116,351       111,470        68,458


---------------

(1) Income before income taxes include the following nonrecurring charges and benefits:
     a. A pre-tax gain in fiscal 1997 of $1.5 million from the sale of equity securities.
     b. Pre-tax charges in fiscal 1996 of $3.5 million relating to the acquisition of Sterile Concepts.
     c. Pre-tax charges in fiscal 1995 of $10.8 million related to the formation of the Company's Case Management division.


(2) For information concerning calculation of earnings per share, see Note 1 of Notes to Consolidated Financial Statements. The Company has restated all previous earnings per share data to comply with Statement of Financial Accounting Standards No. 123 "Earnings per Share," which became effective on a retroactive basis with the issuance of February 8, 1998 earnings data. See "Recent Developments."



(3) Fiscal 1994 basic and diluted earnings per share exclude a $.05 and $.04 adjustment, respectively, to reflect the change in accounting for income taxes.


(4) Excludes capital leases and other long-term obligations of the Company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company develops, manufactures and distributes a diversified group of specialty medical products. The Company has grown significantly during the past five years. Net sales increased from $129,740,000 in 1993 to $529,552,000 in 1997, a compound annual growth rate of 42%. This growth resulted primarily from acquisitions of established businesses or product lines. Maxxim Medical, Inc., a Delaware subsidiary of the Company, operates the Company's three divisions: Case Management, Argon Medical, and Maxxim Medical Europe. Set forth below is a brief description of the most significant acquisitions made by the Company since 1993. (See Note 2 of Notes to Consolidated Financial Statements).

STERILE CONCEPTS

     In July 1996, the Company acquired the outstanding common stock of Sterile Concepts through completion of a tender offer. Sterile Concepts assembled, packaged and distributed sterile custom procedure trays for hospitals, outpatient surgery centers and medical clinics. As a result of the acquisition, the Company's Case Management division became the second largest producer of custom procedure trays in the United States and holds an approximate 35% market share in this product segment.

GLOVE OPERATIONS

     In June 1995, the Company acquired the glove operations of Becton Dickinson. The gloves, which are sold under such brand names as Tru-Touch(TM), SensiCare(TM), Tradition(TM), Eudermic(TM), Dextren(TM) and Neolon(TM), include latex and non-latex surgical and examination versions. Since being acquired, the North American operations have been included in the Case Management division and the European operations have been a part of Maxxim Medical Europe. This acquisition gave the Company a leading worldwide market share in non-latex medical examination gloves.

MEDICA

     In January 1995, the Company purchased Medica B.V., a Netherlands corporation. Medica's operations included manufacturing, fabricating, distributing and selling various types of disposable medical supplies in Europe, principally in The Netherlands and Belgium. Since July 1995, the Medica products have been sold in Europe through the Maxxim Medical Europe division.

STERILE DESIGN

     In July 1993, Maxxim acquired the custom procedure tray operations of Sterile Design from a division of Johnson & Johnson. As a result of this acquisition, the Company became the third largest provider of sterile custom procedure trays in the United States.

     The following discussion should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and other detailed information appearing elsewhere herein.

RESULTS OF OPERATIONS

     The following table presents selected financial information for the periods indicated as a percentage of net sales and sets forth the percentage dollar increase (decrease) of such items from period to period.

                                                                           PERCENTAGE CHANGE FROM
                                                  FISCAL YEAR ENDED             PRIOR PERIOD
                                                ---------------------   -----------------------------
                                                1997    1996    1995    1997 VS. 1996   1996 VS. 1995
                                                -----   -----   -----   -------------   -------------
Net sales....................................   100.0%  100.0%  100.0%       32.4%           50.5%
Gross profit.................................    24.9    26.4    29.8        24.8            33.4
Marketing and selling expenses...............    11.8    13.0    15.6        20.9            25.0
General and administrative expenses..........     5.2     6.5     7.1         5.0            38.6
Nonrecurring charges.........................      --      --     4.1         n/a          -100.0
Income from operations.......................     7.9     6.9     3.0        50.8           243.7
Interest expense.............................     4.1     3.3     1.5        64.5           221.5
Other income (expense), net..................     0.4     0.2     0.4       281.8           -42.5
Income before income taxes...................     4.2     3.8     1.9        47.8           203.7
Income taxes.................................     1.8     1.6     0.8        47.7           212.7
Net income...................................     2.4     2.2     1.1        47.9           197.4

FISCAL 1997 COMPARED TO 1996

     Net Sales -- Net sales for fiscal 1997 were $529,552,000, a 32.4% increase over the $399,836,000 reported for fiscal 1996. The Case Management division had sales of $417,594,000 for fiscal 1997 versus sales of $274,611,000 for fiscal 1996. This increase is due to a full year of sales from the Sterile Concepts acquisition (see Note 2 of Notes to Consolidated Financial Statements). The Argon division had sales of $61,870,000 in fiscal 1997, 2.7% lower than the $63,614,000 recorded in fiscal 1996. This decline is attributable to competitive factors primarily affecting the patient monitoring product line. Maxxim Medical Europe's fiscal 1997 sales of $50,088,000 were 5.9% lower than the fiscal 1996 sales of $53,272,000 due to foreign exchange rates. Excluding the impact of foreign currency translation, Maxxim Medical Europe's fiscal 1997 sales were 6.1% higher than fiscal 1996.

     Gross Profit -- The Company's gross profit was $131,861,000 for fiscal 1997, a 24.8% increase over the $105,672,000 reported for fiscal 1996. The gross profit margin declined to 24.9% in fiscal 1997 from 26.4% in fiscal 1996 primarily due to the acquisition of Sterile Concepts (which had a gross margin of 19.1% in fiscal 1996). However, gross margins have improved each quarter since the acquisition from 23.4% in the fourth quarter of fiscal 1996 to 25.6% in the fourth quarter of fiscal 1997.

     Operating Expenses -- Marketing and selling expenses increased from $51,781,000 in fiscal 1996 to $62,603,000 in fiscal 1997; however, as a percentage of net sales, these expenses dropped from 13.0% to 11.8% in the same periods. General and administrative expenses increased from $26,199,000 in fiscal 1996 to $27,498,000 in fiscal 1997; but once again, as a percentage of net sales, these expenses dropped from 6.5% to 5.2% for the respective periods. The Company estimates that operating expenses for fiscal 1996 included approximately $1,640,000 of one-time expenses as a result of the acquisition of Sterile Concepts. The reduction of expense rates resulted from the leveraging of the Sterile Concepts operations with the existing operations of the Company.

     Income from Operations -- Income from operations increased 50.8% to $41,760,000 in fiscal 1997, from $27,692,000 in fiscal 1996. Excluding the one-time expenses in fiscal 1996 mentioned above, income from operations increased from $29,332,000, or 7.3% of net sales in fiscal 1996 to $41,760,000, or 7.9% of net sales in fiscal 1997.

     Interest Expense -- The Company's interest expense increased to $21,620,000 in fiscal 1997 from $13,143,000 in fiscal 1996. The increase in interest expense is the direct result of the increase in outstanding debt incurred to finance the acquisition of Sterile Concepts.

     Income Taxes -- Maxxim's effective income tax rate was 42.4% in both fiscal 1997 and fiscal 1996. The Company's effective tax rate is higher than the statutory rate as a result of nondeductible amortization expenses resulting from goodwill recorded in past acquisitions.


     Net Income -- As a result of the foregoing, fiscal 1997 net income was $12,881,000 as compared to fiscal 1996 net income of $8,710,000. Diluted earnings per share were $1.42 and $1.02 for fiscal years 1997 and 1996 respectively.


FISCAL 1996 COMPARED TO 1995

     Net Sales -- Net sales for fiscal 1996 were $399,836,000, a 50.5% increase over the $265,726,000 reported for fiscal 1995. The Case Management division had sales of $274,611,000 for fiscal 1996 versus sales of $168,295,000 for fiscal 1995. This increase is primarily due to a full year of sales for the Glove operations (acquired in June 1995) and three months of sales from the Sterile Concepts acquisition (see Note 2 of Notes to Consolidated Financial Statements). The Argon division had sales of $63,614,000 in fiscal 1996, 15.7% higher than the $54,991,000 recorded in fiscal 1995. Sales increased in almost all product lines with the largest increase coming from pressure monitoring kits, a product line which was expanded in February of 1995. Maxxim Medical Europe's fiscal 1996 sales of $53,272,000 were 125.3% higher than the $23,649,000 recorded for fiscal 1995. This increase is attributable to the European operations of the Glove Operation which was acquired in June 1995. The Henley Healthcare division was sold in April 1996 and had sales of $8,339,000 for fiscal 1996 versus a full year sales figure of $18,791,000 for fiscal 1995.

     Gross Profit -- The Company's gross profit was $105,672,000 for fiscal 1996, a 33.4% increase over the $79,231,000 reported for fiscal 1995. The gross profit margin declined to 26.4% in fiscal 1996 from 29.8% in fiscal 1995 primarily due to the acquisition of Sterile Concepts (which had a gross margin of 19.1% in fiscal 1996) and continued pricing pressure on procedure trays for most of the year.

     Operating Expenses -- Marketing and selling expenses increased from $41,430,000 in fiscal 1995 to $51,781,000 in fiscal 1996, however, as a percentage of net sales these expenses dropped from 15.6% to 13.0% in the same periods. General and administrative expenses increased from $18,899,000 in fiscal 1995 to $26,199,000 in fiscal 1996, but once again, as a percentage of net sales, these expenses dropped from 7.1% to 6.5% for the respective periods. The Company estimates that operating expenses for fiscal 1996 included approximately $1,640,000 of one-time expenses as a result of the acquisition of Sterile Concepts.

     Income from Operations -- Income from operations increased to $27,692,000 in fiscal 1996, from $8,057,000 in fiscal 1995. Excluding the nonrecurring charge in fiscal 1995 and the one-time expenses in fiscal 1996 mentioned above, income from operations increased from $18,902,000 or 7.1% of net sales in fiscal 1995 to approximately $29,332,000 or 7.3% of net sales in fiscal 1996.

     Interest Expense -- The Company's interest expense increased to $13,143,000 in fiscal 1996 from $4,088,000 in fiscal 1995. The increase in interest expense is the direct result of the new debt facilities created to finance the acquisition of Sterile Concepts. Interest expense for fiscal 1996 also includes nonrecurring financing fees of approximately $1,900,000 related to bridge financing established in connection with the Sterile Concepts acquisition.

     Income Taxes -- Maxxim's effective income tax rate was 42.4% in fiscal 1996 and 41.2% in fiscal 1995. The Company's effective tax rate is higher than the statutory rate as a result of increased nondeductible amortization expenses resulting from goodwill recorded from past acquisitions.


     Net Income -- As a result of the foregoing, fiscal 1996 net income was $8,710,000 as compared to fiscal 1995 net income of $2,929,000. Diluted earnings per share were $1.02 and $.36 for fiscal years 1996 and 1995 respectively.


LIQUIDITY AND CAPITAL RESOURCES

     At November 2, 1997, the Company had cash and cash equivalents of $3,130,000, working capital of $99,815,000, long-term liabilities of $211,410,000 and shareholders equity of $137,928,000. Cash flow from operations was $49,577,000 in fiscal 1997 versus $357,000 in fiscal 1996. Cash flow from operations was favorably impacted by a reduction in operations working capital of $16,394,000 primarily resulting from improved management of accounts receivable and inventory.

     In the first quarter of Fiscal 1997, the Company received $3,130,000 from the sale of its marketable equity securities. A resulting one-time gain of $1,510,000 was included in other income in fiscal 1997.

     During fiscal 1997, the Company repaid $37,290,000 of bank debt resulting in a term loan balance of $81,000,000 and a revolver balance of $10,300,000 at fiscal year end. As a result of debt repayments, the Company had $64,700,000 of available credit under its revolver facility on November 2, 1997, and received a
37.5 basis point reduction in its borrowing rate during the fourth quarter due to improved financial ratios.

     On October 3, 1997, the Company called for redemption $10,000,000 in principal amount of its $28,750,000 debentures effective as of November 4, 1997. As of November 2, 1997 $5,398,000 of the debentures had converted into common stock and debt issuance costs of $166,000 related to these converted debentures were written off to additional paid-in capital in fiscal 1997. On November 12, 1997, the Company called for the redemption of the remaining outstanding principal amount of the Debentures effective as of December 12, 1997 (see Note 3 of Notes to Consolidated Financial Statements).

     On May 23, 1997 the Company issued 400,000 shares of common stock pursuant to a Senior Management Stock Purchase Plan at $13.00 per share, the closing stock price on April 30, 1997. The stock was issued in exchange for an aggregate of $5.2 million in notes due May 23, 2000 from the participants. These notes have been recorded as subscriptions receivable and are included in the equity section of the balance sheet (See Note 11 of Notes to Consolidated Financial Statements).

     The Company is in the process of remediating certain software for the impact of Year 2000 issues on its computer systems and applications. However, management believes that such remediation effort will not have a significant impact on the financial results or prospects of the Company.

     The Company believes that its present cash balances, together with internally generated cash flows and borrowings under its Credit Facilities, will be sufficient to meet its future working capital requirements. The Company intends to pursue strategic acquisitions which promote its growth strategy or complement its present product offerings and increase market share. The Company anticipates using bank or other commercial financing, seller financing and additional sale of debt or equity securities to finance any such possible acquisitions.

INFLATION

     The Company believes inflation has not had a material effect on its results of operations for the past three years. Historically, the Company believes it has been able to minimize the effect of inflation by increasing the selling prices of its products, improving its manufacturing efficiency and increasing its employee productivity.

FOREIGN CURRENCY

     The Company's results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates. The impact of changes in exchange rates on results of operations has been minimal since a majority of the Company's exports are contracted in the Company's functional currencies. The Company cannot determine the impact of the adoption of the EURO in January 1999 on its financial statements or operations. Foreign currency transaction gains and losses are included in the Consolidated Statements of Operations.

NEW ACCOUNTING PRONOUNCEMENTS

     Information regarding the impact of new accounting pronouncements on the results of operations, financial position or cash flows is set forth in Note 1 of Notes to Consolidated Financial Statements under the caption "New Accounting Pronouncements."

                                    BUSINESS

     The Company is a major manufacturer and developer of a diversified range of single-use specialty medical products and is a leading supplier of single-use custom procedure trays and non-latex surgical and medical examination gloves to hospitals, clinics and outpatient surgery centers. The Company is the second largest provider of sterilized custom procedure trays in the United States and believes that it currently controls approximately 35% of that market, as well as approximately 61% of the rapidly growing United States acute care market for non-latex examination gloves. The Company sells over 23,000 products to approximately 7,000 accounts and has major supply contracts with such national buying groups as VHA, Inc., University Health System Consortium, Tenet Health Care Corp., HealthSouth Corporation and Healthcare Purchasing Partners.

     Custom procedure trays are sterilized kits containing all of the single-use products required for a particular surgical or other medical procedure and serve as a distribution vehicle for the Company's manufactured specialty products. These trays promote efficiency and productivity for the medical provider by consolidating into a single sterile package the disposable products used in specific medical procedures, thereby reducing set-up time and the risk of product contamination and transmission of infectious disease. Use of custom procedure trays also helps hospitals and other medical treatment facilities lower inventory levels and more easily identify costs associated with specific medical procedures. Non-latex medical examination and surgical gloves increasingly have become an attractive alternative to traditional latex gloves. Both the recent concern of healthcare professionals about purported allergic reactions to latex gloves and growing concerns over the transmission of infectious disease have increased demand for non-latex medical examination and surgical gloves. The Company continues to develop new chemical compounds and manufacturing processes in an effort to maintain its leading market position as a supplier of non-latex glove products.


     The Company has experienced significant growth since its initial public offering in 1990, principally by successfully integrating five major acquisitions of specialty medical products and custom procedure tray businesses. Since fiscal 1989, these acquisitions, combined with internal growth, have generated a compound annual growth rate of 53.5% in net sales, 42.8% in net income and 15.2% in diluted earnings per share (excluding non-recurring gains). In July 1996, the Company acquired Sterile Concepts. This acquisition increased the Company's custom procedure tray business by over 200% and has dramatically expanded the Company's vertical integration opportunities. A goal of the Company's vertical integration strategy is to change customer preferences from third party products in its custom procedure trays to Company-manufactured products. Primarily through such vertical integration, as well as economies of scale resulting from the Company's acquisitions, the Company's gross margin and operating margin increased from 23.4% and 7.1% in the fourth quarter of fiscal 1996 (the first full fiscal quarter after the acquisition of Sterile Concepts) to 25.6% and 8.6%, respectively, in the fourth quarter of fiscal 1997.


     The Company operates three divisions: Case Management, Argon Medical and Maxxim Medical Europe. The Company's Case Management division manufactures, assembles and sells custom procedure trays for a wide variety of operating room and other medical procedures, complete lines of surgical gloves and medical examination gloves, infection control apparel for operating room personnel and patient draping systems. The Argon Medical division manufactures and markets guidewires, needles, introducers, catheters, manifolds, transducers, high pressure syringes and certain other single-use medical and surgical specialty products, which are used in the Company's procedure trays or are sold separately. This division also assembles and markets procedure trays for use primarily in cardiology and radiology procedures. The Company's third division, Maxxim Medical Europe, serves as the Company's European manufacturer and distributor of Company products.

INDUSTRY TRENDS

     Management believes that demand for products manufactured and distributed by the Company has been favorably impacted by the emphasis on less invasive surgical procedures, outpatient care and the continuing pressure to improve productivity, contain costs and reduce the transmission of infectious diseases. Demographic trends, such as the aging of the population, have also had a favorable effect on the demand for the

Company's products since older people generally require more medical care and undergo more surgical procedures.

     The Company believes that there is an increased emphasis on less invasive procedures because such procedures generally involve reduced patient trauma and shorter recovery time. Improvements in medical technology and enhanced awareness on the part of the public and healthcare professionals of the lower costs and other benefits of less invasive procedures have resulted in significant increases in such procedures in recent years. Many of the Company's products are specifically designed for less invasive procedures. Rising healthcare costs, ease of set-up and decreased turn-around times, and the shortage of nursing and other healthcare professionals have also created a need for medical products that improve healthcare professional productivity and have been principal factors in the trend towards use of single-use medical products and procedure trays instead of reusable products. Unlike reusable products, single-use products such as the Company's specialty medical products do not require costly, labor intensive laundering, disinfecting or reassembling processes. The risks of transmission of infectious diseases such as HIV, hepatitis and tuberculosis, and related concerns about occupational safety of healthcare professionals, have also contributed to an increased demand for sterile, single-use products.

     Management also believes that there has been a growing trend by large customers to concentrate their purchases of medical products with fewer, larger suppliers, and that recent acquisitions, including Sterile Concepts, have significantly improved its ability to attract and service such larger customers. Management believes that this trend will continue to benefit the Company as it grows and diversifies its product lines.

     Although the aggregate number of surgical procedures performed in Europe is approximately equivalent to the number of surgical procedures performed in the United States, the prevalence of single-use products and custom procedure trays in Europe is not as great as in the United States. The Company believes that European healthcare providers will increase their use of disposable products and custom procedure trays for substantially the same reasons that caused United States healthcare providers to do so. Certain European countries have implemented healthcare price controls and experienced consolidation of hospitals and shifting of surgical procedures away from hospitals towards outpatient surgery centers. The Company believes that these developments will increase the demand among European healthcare providers for the greater efficiency and productivity associated with the single-use products of the type it manufactures.

     The growth in the market for gloves, both latex and non-latex, over the past several years has largely resulted from the increased concerns among healthcare professionals over protection from the transmission of infectious diseases, particularly HIV and Hepatitis B. In 1987, the Centers for Disease Control issued recommendations that anyone coming into contact with bodily fluids should use "universal precautions," including wearing gloves. Additionally, since 1991 Occupational Safety and Health Administration ("OSHA") regulations have required that protective gloves be worn when it can be reasonably anticipated that an employee will have contact with blood, saliva or other potentially infectious substances.

     The non-latex segment of the glove market, has grown rapidly principally as a result of reported increases in allergic reactions to the water soluble proteins in latex and to the chemical and other additives used in processing latex and manufacturing latex gloves. In 1991, the FDA issued a medical alert warning healthcare professionals about the increased incidences of allergic reactions to latex medical products by both medical personnel and patients. Additionally, OSHA regulations require glove liners, powderless gloves, or other similar alternatives be readily accessible to those employees who are allergic to gloves normally provided. The United States market for non-latex gloves was approximately $111.5 million in 1997.

STRATEGY

     The Company's goal is to improve profitability and grow its business by enhancing its position as a leading manufacturer and marketer of single-use specialty medical products to medical treatment facilities, domestically and in Europe. To achieve this goal, the Company intends, both through internal initiatives and strategic acquisitions, to: (i) increase vertical integration,
(ii) expand glove production, (iii) maximize utilization of existing facilities,
(iv) invest in product development, and (v) increase sales efforts to large purchasing groups and healthcare provider networks. The Company continually evaluates possible acquisitions of businesses and product lines and intends to pursue those acquisitions that promote its strategy or complement its existing product offerings or increase market share.

            Increasing Vertical Integration. In order to enhance its gross margin, the Company strives to increase the percentage of Company-manufactured products contained in its custom procedure trays. At the time of its acquisition in July 1996, Sterile Concepts used only a small amount of Company products in its custom procedure trays. The Company has focused significant efforts on persuading customers of Sterile Concepts to accept Company-manufactured products, which the Company typically can offer at lower prices, rather than those manufactured by third parties. The Company conducts product development efforts and seeks acquisitions on an ongoing basis to expand the number of Company-manufactured products that can be incorporated into its custom procedure trays.

            Expanding Glove Production. The Company currently is experiencing demand for its non-latex examination gloves in excess of its manufacturing capacity. The Company intends to increase its internal production capacity through plant expansions over the next 12 to 18 months. See "Use of Proceeds." The Company also is testing its ability to convert certain existing product lines to newer formula products that can be manufactured with greater efficiency. Additionally, the Company has contracted for the manufacture of certain of its product lines in the Far East and limited production from these sources currently is underway.

            Maximizing Utilization of Existing Facilities. The Company intends to continue to improve utilization of its manufacturing facilities through plant consolidations, new product introductions and the acquisition of additional product lines. Execution of the Company's vertical integration strategy also improves plant utilization by increasing the production volumes of many of the principal products the Company manufactures. In fiscal 1997, the Company closed one manufacturing facility, and is evaluating all other facilities to maximize their utilization. The Company currently is evaluating whether it can utilize its own facilities to manufacture sub-assemblies currently provided by outside sources. By adding shifts (except in glove plants, which currently operate almost continuously at full capacity) the Company can expand capacity in its current manufacturing and assembly facilities to produce most of its specialty medical products without significantly increasing capital expenditures.

            Investing in Product Development. The Company continually conducts research and development of new products and enhancements to existing products. In particular, product improvement and line extension have been and are expected to continue to be important sources of revenue, primarily for the Argon division and the glove operations. Research and development in glove operations focus on improving the feel and durability of the Company's non-latex gloves and in enhancing manufacturing efficiency. The Argon division is currently developing two new types of catheters in order to capitalize on customer preferences.

            Increasing Sales Efforts to Purchasing Groups and Provider Networks. Management believes that the Company must continue to focus more of its sales efforts on the emerging integrated healthcare networks. Many hospitals are forming alliances and are increasingly buying their medical products on a national accounts basis, which favors suppliers that can bundle multiple products. The Company intends to place greater emphasis on leveraging its sales force's existing relationships to sell all of its product lines.

     Management believes that the international market for single-use medical products is in the early stage of development. In fiscal 1997, approximately 10.8% of the Company's net sales were derived from international sales and exports. The Company established a beachhead in Europe in January 1995 through the acquisition of Medica and then expanded its presence with a glove operations acquisition in June 1995. These operations specialize in the manufacture and sale of single-use medical products for hospital operating rooms and constitute the Company's Maxxim Medical Europe division.

     An important part of the Company's strategy has been to add or expand product lines through acquisitions, enabling the Company to develop its primary business of manufacturing and distributing single-use specialty medical products, which are sold individually and as components of the Company's custom procedure trays. The Company believes that the acquisition of Sterile Concepts has helped it further this strategy. With Sterile Concepts, the Company increased its custom tray business by over 200%, providing greater direct customer contact while increasing the Company's distribution of its disposable medical products. Additionally, through the Sterile Concepts acquisition, the Company obtained plants in Virginia and California that have expanded its geographical manufacturing coverage of domestic markets. The Company intends to continue to pursue those acquisitions of businesses and product lines that promote its strategy and complement its existing product offerings or increase market share, and to continue its internal product development and enhancement efforts in order to increase the number of products that can be sold directly or included in its custom procedure trays.

OPERATING DIVISIONS

     Case Management Division. The Case Management division manufactures, assembles and sells custom procedure trays, complete lines of surgical gloves and non-latex medical examination gloves, infection control apparel for operating room personnel and patient draping systems. The Company formed this division in the third fiscal quarter of 1995. Case Management products are marketed principally through its sales force consisting of approximately 105 account managers throughout the United States and Canada. Division sales were $417,594,000 in fiscal 1997, or 78.8% of the Company's net sales.

  Case Management Division Product Lines

     Custom Procedure Trays -- The Company assembles and markets custom procedure trays for use in a variety of medical and surgical procedures. Custom procedure trays are assembled with single-use products selected by the operating room personnel performing a certain medical or surgical procedure. Among the types of single-use medical or surgical products typically included in the custom procedure trays are surgical gowns, surgical drapes, electrosurgical accessories, instruments, needles, gloves, syringes, tubing, sponges, towels and gauze. The Company's ValuQuote system allows account managers to meet customers on-site to design cost-effective custom procedure tray configurations in accordance with individual customer specifications, from a selection of over 9,000 component parts, which are manufactured either by the Company or third party vendors. The computer-aided design of custom procedure tray prototypes helps to ensure that client product and sequencing needs are met. Assembly of custom procedure trays is then performed in facilities located in Temecula, California, Clearwater, Florida, and Richmond, Virginia. The Company's Encompass program bundles the customer's choice of sterile and nonsterile procedure-based products and then converts into an efficient disposal system after use.

     Drapes & Gowns -- The Company manufactures a complete line of single-use, non-woven infection control apparel for operating room personnel and patient draping systems. These products offer a wide range of features such as patented fluid collection pouches to minimize the risk of transmission of infectious agents or other waste during medical procedures. The drapings are utilized in various general and specialty surgical procedures, as components of custom procedure trays (including those assembled and distributed by the Company), in a sterile pack, or as a single product. The Company has modified the design of many of its products and has developed new products to accommodate new medical advances. The Company manufactures its non-woven products at its facilities located in Columbus, Mississippi and La Romana in the Dominican Republic.

     Gloves -- The Case Management division also manufactures and distributes a complete line of surgical and non-latex medical examination gloves. The gloves, which are sold under brand names such as Tru-Touch(TM), SensiCare(TM), Tradition(TM), Eudermic(TM), Sentura(TM) and Neolon(TM), are manufactured from latex, synthetic rubber and various non-latex materials. The Company's non-latex medical examination gloves currently hold an estimated 61% share of the United States acute care market. The Company believes that its non-latex medical examination gloves provide a viable alternative to traditional latex medical examination gloves, and the recent concern of healthcare professionals about purported allergic reactions to latex medical examination gloves has increased demand for the Company's non-latex medical examination and surgical gloves, particularly for the Company's SensiCare(TM), Tru-Touch(TM) and Neolon(TM) gloves. The Company continues to research and develop new compounds to improve its non-latex products. The Case Management gloves, together with the drape and gown products, allow the Company to provide healthcare personnel with infection control apparel from head to foot. The gloves are manufactured at the Company's facilities in Honea Path, South Carolina, Los Gatos, California, Mississauga, Canada, and Aalst/Erembodegem, Belgium. The highly mechanized, non-labor intensive facilities in California, Canada and Belgium are currently producing non-latex medical examination gloves continuously at full capacity.

     Other Products -- The Company also manufactures a variety of single-use medical bowls and containers as well as a line of electrosurgery accessory products which are primarily sold through inclusion in procedure trays.

     Argon Medical Division. The Argon Medical division manufactures single-use specialty vascular access and pressure monitoring products and assembles procedure trays for the cardiology and interventional radiology markets. The Division's specialty medical products include single-use guidewires, needles, introducers, catheters, manifolds, transducers and high pressure syringes. Its products are either utilized in the Company's procedure trays or are sold separately. The specialty medical products manufactured by Argon Medical include technologically advanced products which have been developed by the Division's technical staff. Argon Medical division products are marketed principally through its sales force of approximately 40 direct sales persons. The Argon Medical division manufactures or assembles the medical specialty products and procedure trays at the Company's plant in Athens, Texas. Division sales for fiscal 1997 amounted to $61,870,000, or 11.7% of Company net sales.

     Maxxim Medical Europe Division. The Company's European acquisitions were combined to form Maxxim Medical Europe in the third fiscal quarter of 1995. This division serves as the Company's European distributor of Case Management, Argon and Medica products. Medica products consist of various self-manufactured and assembled single-use hospital supply products and custom procedure kits for transfusion, infusion and patient monitoring. The European market for single-use items and custom procedure trays is in a very early stage of development. The Company was provided with a small base of custom procedure tray sales to build upon when the European operations of Sterile Concepts were acquired and combined with Maxxim Medical Europe. Maxxim Medical Europe products are marketed principally through its sales force of approximately 21 direct sales persons in the Netherlands and Belgium. Dealers and independent sales representatives are utilized throughout the rest of Europe. The Company manufactures or assembles the Medica products at the Company's plants in the Netherlands and gloves are manufactured in Belgium. Division sales for fiscal 1997 amounted to $50,088,000, or 9.5% of the Company's net sales.

CUSTOMERS

     The Company's products are typically purchased pursuant to purchase orders or supply agreements in which the purchaser specifies whether such products are to be supplied through a national distributor or directly by the Company. The Company derives its revenues principally through its supply agreements with hospitals and outpatient surgery centers. In response to the trend within the hospital industry toward requiring suppliers to provide reduced order turnaround time and more frequent deliveries to a greater number of locations within a hospital, the Company distributes to certain customers pursuant to agreements with national and regional distributors. Under these agreements, the customers remain under contract with the Company. The Company records sales upon the shipment of inventory to the distributor, at which time title passes to the distributor. Pricing to its ultimate customer under these supply agreements is usually established for the contract period which will typically be from one to three years. The Company views its ultimate customers as the medical professionals who use its products, rather than the distributors.

     No individual customer or affiliated group of customer accounts accounted for more than five percent of the Company's net sales in any of the past three fiscal years. Nevertheless, the Company estimates that in fiscal 1997, 1996 and 1995 a substantial portion of its products are actually sold to Owens & Minor, Inc. ("Owens & Minor"), a diversified distribution company. Although Owens & Minor may be deemed in a technical sense to be a major purchaser of the Company's products, Owens & Minor typically serves as a distributor under a purchase order or supply agreement between the customer and the Company and does not purchase for its own account. The Company, therefore, does not believe it is appropriate to categorize Owens & Minor as an actual customer.

PRODUCT DEVELOPMENT, PATENTS AND TRADEMARK

     The Company continually conducts research and development of new products utilizing a team approach that involves its engineering, manufacturing and marketing resources. Although the Company has developed a number of its own products, most of its research and development efforts have historically been directed towards product improvement and enhancement of previously developed or acquired products. Company research and development expenses were approximately $5,158,000, $5,124,000, and $3,777,000 in fiscal 1997, 1996 and 1995, respectively.

     The Company actively pursues a policy of seeking patent protection both in the U.S. and abroad for its proprietary technology. There can be no assurance that the Company's patents will not be invalidated or that any issued patent will provide protection that has commercial significance. Litigation may be necessary to protect the Company's patent position. Such litigation may be costly and time consuming, and there can be no assurance that the Company will be successful in such litigation. Since no single patent covers product sales that constituted 5% or more of net sales of the Company in fiscal 1997, the Company does not believe that the invalidation of any patents owned by or licensed to the Company would have a material adverse effect on it or its business prospects. While the protection of patents is important to the Company's business, management does not believe any one patent is essential to the success of the Company.

     The Company also relies on trade secrets and continuing technological advancement to maintain its competitive position. It is the practice of the Company to enter into confidentiality agreements with key employees, consultants and certain suppliers. There can be no assurance, however, that these measures will prevent the unauthorized disclosure or use of the Company's trade secrets and know-how or that others may not independently develop similar trade secrets or know-how or obtain access to the Company's trade secrets, know-how or proprietary technology.

     Maxxim Medical is a registered trademark of the Company. Argon(TM), Argon BiCath(TM), Argo-Bagz(TM), Boundary(TM), Bovie(TM), Cool Zone(TM), Dextren(TM), Dextren Clear(TM), Dextren PF(TM), EnCompass(TM), Eudermic(TM), Jawz(TM), Medica(TM), Neolon(TM), Procedure Based Case Management(TM), SensiCare(TM), SensiCare PF(TM), SmartCart(TM), Sterile Design(TM), Sterile Concepts(TM), Tradition(TM), Tru-Touch(TM) and ValuQuote(TM) are proprietary common law trademarks of the Company.

DISTRIBUTION AND MARKETING

     Management believes that its approach to marketing supports the desires of its customers to identify with individual account managers who are supported by product specialists. The Company believes that maintenance of these product specialists enables it to provide better customer service and to maintain specialized expertise in each product line. The Company account managers typically attempt to establish and maintain direct contact with operating room personnel or other medical professionals that directly utilize the Company's custom procedure trays and specialty products. As medical product purchases are typically made on a centralized basis by hospital purchasing departments, and increasingly by healthcare networks, account managers must also maintain relationships with purchasing department personnel. The Company has approximately 145 account managers representing its products in Canada and the United States.

     The Company has distribution centers in nineteen states throughout the country and in Ontario, Canada. Customers may choose to have products delivered directly from one of these distribution centers or the regional or national distributor of their choice.

     In Europe, the Company utilizes a contract warehousing and logistics company to deliver products to its customers and distributors. The Company's products are primarily warehoused at facilities in the Netherlands and Belgium which are linked to Maxxim Medical Europe's computer system at its headquarters in 's-Hertogenbosch, the Netherlands.

MANUFACTURING AND ENGINEERING

     The Company's products are manufactured and/or assembled from a variety of component parts and materials, all of which are expected to continue to be readily available at reasonable costs from a variety of manufacturers and suppliers. Most of the medical and surgical specialty products included in the Company's custom procedure trays are purchased from other domestic or foreign manufacturers. The Company's glove manufacturing facilities are highly mechanized, unlike most of the Company's other operations which are labor intensive. For products other than gloves, the Company's remaining manufacturing operations currently operate using one or two shifts per day, so the Company has capacity to produce additional product by adding additional shifts. The three exam glove manufacturing facilities operate almost continuously at full capacity.

COMPETITION

     In general, the Company's products compete with the products of numerous major companies in the business of developing, manufacturing, distributing and marketing medical specialty products. Some of these competitors have greater financial or other resources than the Company. The Company believes that the principal competitive factors in each of its markets are product features and benefits, customer service and pricing. The Company does not typically provide the least expensive products available in the markets in which it competes. Instead, the Company emphasizes overall value through a combination of competitive pricing, product quality and customer service.

     The Company's Argon Medical and Case Management divisions each compete with numerous major companies, including among others, Allegiance Corporation, Baxter Healthcare Corp. and Johnson & Johnson and divisions or subsidiaries thereof. Maxxim Medical Europe's primary competition includes the European divisions of these same companies as well as locally based competitors such as Schneider Worldwide and the Molnlycke division of Tamro.

EFFECTS OF HEALTHCARE REFORM

     The recent government focus on healthcare reform and on the escalating cost of medical care has increased pressures on all participants in the healthcare industry to reduce the costs of products and services. The Company does not believe that the continuation of these trends will have a significant effect on the Company's results of operations or financial condition; however the Company believes that healthcare legislation may have some beneficial effect on its business by increasing the availability of healthcare, emphasizing less invasive surgery and increasing the need for efficiency of healthcare personnel.

GOVERNMENT REGULATION

     Domestic. Most of the products being developed, manufactured and sold by the Company (and products likely to be researched, developed or marketed in the future) are subject to regulation as medical devices by the Food and Drug Administration ("FDA"). The FDA regulates the development, production, distribution and promotion of medical devices in the U.S. Various states in which the Company's products are being sold or may be sold in the future may impose additional regulatory requirements.

     Pursuant to the Food Drug & Cosmetic Act ("FDCA"), a medical device is ultimately classified as either a Class I, Class II or Class III device. Class I devices are subject only to general controls that are applicable to all devices. Such controls include regulations regarding FDA inspections of facilities, "Good Manufacturing Practices," labeling, maintenance of records and filings with the FDA. Class II devices must meet general performance standards established by the FDA. Class III devices require the most stringent pre-market approval by the FDA before they can be marketed and must adhere to such standards once on the market. Such pre-market approval can involve extensive testing to prove safety and efficacy of the devices. Most of the Company's products are Class II devices. FDA marketing approval of these devices is obtained under Section 510(k) of the FDCA, which provides for FDA approval on an expedited basis for products that can be shown to be substantially equivalent to devices in commerce prior to May 1976 (the month and year of enactment of the FDCA). Most of the Company's remaining products are Class I devices. Recent passage of the FDA Modernization Act of 1997 may lessen some of the burden of reporting and scrutiny on several Class I and certain Class II devices. The Company is actively involved with the Medical Device Manufacturing Association ("MDMA"), a Washington, D.C. based industry lobbying group. The MDMA is currently providing input on the implementation of several aspects of this new legislation.

     At present, most of the Company's products and manufacturing facilities are subject to pervasive and continuing regulation by the FDA. All phases of the manufacturing and distribution process are governed by FDA regulation. Products must be produced in registered establishments and be manufactured in accordance with "Good Manufacturing Practices," as such term is defined under the FDCA. In addition, all such devices must be periodically listed with the FDA. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The export of devices is also subject to regulation in certain instances.

     The mandatory Medical Device Reporting ("MDR") regulation obligates the Company to provide information to the FDA on injuries alleged to have been associated with the use of a product or in connection with certain product failures which could cause injury. If as a result of FDA inspections, MDR reports or other information, the FDA believes that the Company is not in compliance with the law, the FDA can institute proceedings to detain or seize products, enjoin future violations, impose product labeling restrictions or enforce product recalls or withdrawals from the market.

     In addition to the foregoing, numerous other federal, state and local agencies, such as environmental, fire hazard control, working condition and other similar regulators, have jurisdiction to take actions that could have a material adverse effect upon the Company's ability to do business. Compliance with federal, state and local provisions that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, including in particular the stringent regulation of the use of ethylene oxide in the sterilization process, have not had, and are not anticipated to have, any material effect upon the capital expenditures, earnings or competitive position of the Company or any of its subsidiaries.


     International. The products manufactured and sold by the Company in Europe are subject to European Union regulations for medical devices. The European Union has a registration process which includes quality system registration or approval of manufacturing facilities ("ISO registration") and product certification ("CE Mark"). To obtain the CE Mark, the Company must comply with the European Union's Medical Devices Directive, which will be enforced beginning June 15, 1998, after which products without a CE Mark may not be sold in the European Union. The Company has obtained ISO registration and CE Mark certification for its facilities and products in the European Union. In North America, the Company has begun the process of European compliance by completing a certification plan with a Notified Body (a certification organization based in Europe and appointed by European Member countries to perform formal audits of products and quality systems) and contracting ISO registration for its facilities and CE Mark certification for its products which are exported to the member countries of the European Union. Although the Company anticipates that it will be in material compliance with the CE Mark certification requirement by the required date, failure to do so could have a material adverse effect upon the capital expenditures, earnings and competitive position of the Company. In addition, Europe has numerous government and local agencies (both inside and outside the European Union) which have jurisdiction to take actions that could have a material adverse effect upon the Company's ability to conduct business in Europe. European governmental and local agencies have enacted or adopted regulations which concern the discharge of materials into the environment, or otherwise relating to the protection of the environment, which have not had, and are not anticipated to have, any material adverse effect upon the capital expenditures, earnings or competitive position of the Company or any of its subsidiaries. Failure to comply with applicable regulatory requirements can result in fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspensions of production, refusals by foreign governments to permit product sales and criminal prosecution. Furthermore, changes in existing regulations or adoption of new regulations or policies could prevent the Company from obtaining, or affect the timing of, future regulatory approvals or clearances. There can be no assurance the Company will be able to obtain necessary regulatory clearances or approvals on a timely basis or at all or it will not be required to incur significant costs in obtaining or maintaining such foreign regulatory approvals. Delays in receipt of, or failure to receive, such approvals or clearances, the loss of previously obtained approvals or clearances or the failure to comply with existing or future regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.


ENVIRONMENTAL

     The Company is subject to a variety of environmental laws, rules and regulations, as are other companies in the same or similar business. The Company believes that it is in substantial compliance with such laws, rules and regulations; however, these laws, rules and regulations change from time to time, and such changes may affect the ongoing business and operations of the Company. From time to time, the Company has received, and in the future may receive, requests from environmental regulatory authorities to provide information or to conduct investigative or remediation activities with respect to its facilities. None of these requests, if made, is expected by management to have a material adverse effect on the Company's business.

EMPLOYEES

     At November 2, 1997, the Company had approximately 2,815 full-time domestic employees and 1,143 foreign employees. None of the Company's U.S. based employees is represented by a union. Management believes that its relations with its employees are satisfactory.

PROPERTIES

     The Company's principal executive and administrative offices are located in Clearwater, Florida. The following table sets forth information with respect to the Company's principal facilities. Each of the facilities in the table may include office, product development, manufacturing and/or warehouse space. Several of the facilities may also serve as regional distribution centers.

                                                                      OWNED OR        BUILDING AREA
               LOCATION                    PRINCIPAL DIVISION      LEASED FACILITY    (SQUARE FEET)
               --------                   ---------------------    ---------------    -------------
Clearwater, Florida...................    Headquarters                  Owned             21,000
Athens, Texas.........................    Argon                         Owned            186,700
Decatur, Alabama......................    Case Management              Leased             70,000
Los Gatos, California.................    Case Management               Owned             79,000
Temecula, California..................    Case Management              Leased            178,000
Mississauga, Ontario, Canada..........    Case Management               Owned            170,000
La Romana, Dominican Republic.........    Case Management              Leased             69,000
Clearwater, Florida...................    Case Management               Owned            189,500
Columbus, Mississippi.................    Case Management               Owned            135,000
Honea Path, South Carolina............    Case Management               Owned             89,000
Sugar Land, Texas.....................    Case Management               Owned             40,000
Richmond, Virginia....................    Case Management              Leased            205,000
Aalst/Erembodegem, Belgium............    Maxxim Medical Europe         Owned            150,700
Ommen, the Netherlands................    Maxxim Medical Europe         Owned             27,600
's-Hertogenbosch, the Netherlands.....    Maxxim Medical Europe        Leased             34,000

     The Company has distribution centers in nineteen states throughout the country and also owns, operates or contracts for the use of various other minor facilities.

     Management believes that the Company's facilities, whether leased or owned, are adequate to meet its current needs and should continue to be adequate for the foreseeable future.

LEGAL PROCEEDINGS

     Since March 1996, the Company has been served with lawsuits alleging various adverse reactions to the latex used in certain of the medical gloves alleged to have been manufactured by the Company or the prior owner of the assets relating to the Company's glove operations acquired in June 1995. The Company believes that most of such claims relate to gloves sold or shipped prior to June 1995, and that it has been indemnified by the prior owner with regard to such claims. However, the Company is aware that there has been an increasing number of lawsuits brought against latex glove manufacturers with respect to such allergic reactions.Because the Company, as well as its competitors, has continued to manufacture and sell latex gloves, it may be subject to further claims. The Company is not entitled to indemnification from the prior owner for gloves sold or shipped after June 1995. Total United States sales of latex gloves in 1997 was approximately $750 million, of which the Company's sales were approximately $12 million.

     The Company has been named as a defendant in various lawsuits arising in the ordinary course of business. Management believes that the ultimate resolution of such litigation will not have a material adverse impact on the Company's results of operations or financial position.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the names and ages of the Directors and executive officers of the Company and the positions they hold with the Company.

                NAME                    AGE                          POSITION
                ----                    ---                          --------
Kenneth W. Davidson..................   51    Chairman of the Board, President and Chief Executive
                                              Officer
Peter M. Graham......................   51    Executive Vice President, Chief Operating Officer and
                                              Secretary
David L. Lamont......................   51    Vice President, Group Vice President
Henry T. DeHart......................   51    Vice President, Executive Vice President Operations,
                                              Case Management
Jack F. Cahill.......................   48    Vice President, Executive Vice President Sales and
                                              Marketing, Case Management
Alan S. Blazei.......................   42    Vice President, Controller and Treasurer
Joseph D. Dailey.....................   49    Vice President, Information Services
Suzanne R. Garon.....................   45    Vice President, Human Resources
Rob W. Beek..........................   53    Vice President, Managing Director, Maxxim Medical
                                              Europe
Donald R. DePriest...................   58    Director
Peter G. Dorflinger..................   46    Director
Martin Grabois, M.D..................   58    Director
Ernest J. Henley, Ph.D...............   71    Director
Richard O. Martin, Ph.D..............   58    Director
Henk R. Wafelman, Ing................   67    Director

     Kenneth W. Davidson has served as a Director of the Company since 1982, and as Chairman of the Board of Directors, Chief Executive Officer and President of the Company since November 1, 1986. Mr. Davidson is also a director of Henley Healthcare, Inc., a manufacturer of products used in physical therapy, and of Encore Orthopedics, Inc., a designer and manufacturer of implantable orthopedic devices. He is a member of the Company's Compensation and Nominating Committees.

     Peter M. Graham has served as Executive Vice President and Chief Operating Officer since January 1986, and was elected Secretary in July 1997. Mr. Graham also served as Treasurer from April 1986 through June 1997.

     David L. Lamont has served as Vice President since March 1988 and Group Vice President since July 1993. From January 1992 to July 1993, Mr. Lamont was President, Argon Medical division.

     Henry T. DeHart has served as Vice President since November 1993. Since June 1995, he has served as Executive Vice President Operations, Case Management. From December 1992 through July 1995, he served as President of Boundary Healthcare division.

     Jack F. Cahill has served as Vice President since May 1995. Since June 1995, he has served as Executive Vice President Sales and Marketing, Case Management. From May 1994 through June 1995, he served as President of the Sterile Design division. From July 1993 to May 1994, he served as Executive Vice President, Sterile Design. For over five years prior to July 1993, he worked for Johnson & Johnson Medical, Inc. serving in various capacities, the latest of which being Business Director.

     Alan S. Blazei has served as Vice President and Controller since December 1990. In July 1997, Mr. Blazei was elected Treasurer of the Company.

     Joseph D. Dailey has served as Vice President, Information Services since August 1994. Previously, he had served as Director of Information Services since January 1991.

     Suzanne R. Garon has served as Vice President since January 1997. Previously, she had served as Vice President Human Resources, Case Management since August 1995. From July 1993 to August 1995, Ms. Garon served as Manager of Human Resources, Sterile Design. From April 1980 to July 1993, Ms. Garon provided human resource management to Johnson & Johnson Medical, Inc.

     Rob W. Beek has served as Vice President, Managing Director, Maxxim Medical Europe since January 1997. Prior to that time he was Managing Director of Medica B.V., a Netherlands corporation acquired by the Company in January 1995, for more than five years.

     Donald R. DePriest was elected as a Director, effective December 1992, pursuant to the terms of the agreement between the Company and Boundary Healthcare Products Corp. ("Boundary") under which the Company acquired Boundary. Since July 1987, Mr. DePriest has been the President of MedCom Development Corporation, the General Partner of MCT Investors, L.P., a limited partnership engaged in the business of venture capital investing. Mr. DePriest was the principal shareholder and President of Boundary from July 1987 until it was acquired by the Company. Mr. DePriest is also Chairman of the Board of American Telecasting, Inc. He is a member of the Company's Compensation Committee.

     Peter G. Dorflinger has served as a Director of the Company since 1986 and as Secretary from 1992 to 1997. From June 1990 until October 1996, Mr. Dorflinger served as Group Vice President and General Counsel of Sulzer Medica USA, Inc., a subsidiary of Sulzer Medica Ltd., a Swiss medical device manufacturer. From January 1997 through January 1998, Mr. Dorflinger was Vice President and General Counsel of Advanced Medical Instruments, Inc., a manufacturer of medical monitoring equipment. From September 1997 to January 1998, Mr. Dorflinger also served as President of GlasTech, Inc., a manufacturer of dental products. Since January 24, 1998, Mr. Dorflinger has been President and Chief Operating Officer of Physicians Resource Group, Inc., a physicians practice management company. Mr. Dorflinger is also a director of Benchmark Electronics, Inc. He is a member of the Company's Nominating Committee.

     Martin Grabois, M.D. has served as a Director of the Company since February 1991. Dr. Grabois has been a Professor and Chairman of the Department of Physical Medicine and Rehabilitation at Baylor College of Medicine in Houston, Texas since 1978. Since 1978, he has also served as the Senior Attending and Medical Director in the Department of Physical Medicine at the Methodist Hospital, Houston, Texas, Consultant Physiatrist to the Texas Institute for Rehabilitation and Research, Houston, Texas, and the Physician-in-Chief for the Physical Medicine and Rehabilitation Services of Harris County Hospital District, Houston, Texas. In 1994, Dr. Grabois was elected President of the Academy of Physical Rehabilitation. He is a member of the Company's Audit Committee.

     Ernest J. Henley, Ph.D. has served as a Director of the Company since 1976, and served as a consultant to the Company from that date until May 1996. Dr. Henley's principal employment for more than the past five years has been as a Professor of Chemical Engineering at the University of Houston. Dr. Henley is also a consultant and director of Henley Healthcare, Inc. He is a member of the Company's Nominating Committee.

     Richard O. Martin, Ph.D. has served as a Director of the Company since November 1989. Dr. Martin served from April 1, 1991 until February 3, 1997, as President and Chief Executive Officer, and since February 3, 1997, as Chairman and Chief Executive Officer, of Physio-Control International Corp., a manufacturer of cardiac defibrillators and monitoring equipment. Dr. Martin also serves as a director of SeaMED Corporation, which engages in contract engineering and manufacturing for medical and other industries, CardioDynamics International Corporation, a manufacturer of non-invasive digital heart monitoring devices and related products, and of Encore Orthopedics, Inc. He is a member of the Company's Compensation Committee. Dr. Martin also serves as Chairman of the Board of Directors for the Medical Device Manufacturers' Association.

     Henk R. Wafelman, Ing. has served as a Director of the Company since 1987. Since 1990, Mr. Wafelman has been the executive chairman of the Dutch Society of Enterprises in Medical Technology; a Netherlands based technology society, and holds the position of Chairman of an advisory committee for standardization of medical aids. For more than five years prior to that time, Mr. Wafelman was the President of N.V. Enraf Nonius Delft Holland, a major Dutch instrument company and a leading manufacturer of physical therapy products. He is a member of the Company's Audit Committee.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of February 2, 1998, information as to the beneficial ownership of the Company's Common Stock by (i) each person known to the Company as having beneficial ownership of more than 5% of the Company's outstanding Common Stock, (ii) each Director of the Company, (iii) each executive officer of the Company who qualifies as a "named executive officer" as defined in Item 402(a)(3) of Regulation S-K under the Exchange Act, and (iv) all of the Directors and executive officers of the Company as a group.

                                                               SHARES BENEFICIALLY OWNED
                                                               -------------------------
                    BENEFICIAL OWNER(1)                          NUMBER          PERCENT
                    -------------------                        ----------        -------
Wellington Management Co., L.L.P.
  75 State Street
  Boston, Massachusetts 02109...............................      664,000(2)       6.5%
Dimensional Fund Advisors Inc.
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401............................      595,179(3)       5.9%
Peter G. Dorflinger.........................................      464,936(4)       4.6%
Ernest J. Henley, Ph.D......................................      345,349(5)       3.4%
Kenneth W. Davidson.........................................      338,368(6)       3.3%
Peter M. Graham.............................................      151,100(7)       1.5%
David L. Lamont.............................................      115,486(8)       1.1%
Henry T. DeHart III.........................................       65,500(9)          *
Jack F. Cahill..............................................       64,600(10)         *
Martin Grabois, M.D.........................................       17,000(11)         *
Richard O. Martin, Ph.D.....................................       16,000(12)         *
Henk R. Wafelman, Ing.......................................       13,000(13)         *
Donald R. DePriest..........................................       11,000(14)         *
All executive officers and Directors as a group (15
  persons)..................................................    1,760,109(15)     16.6%

---------------

*     Less than 1%

(1) The address for all executive officers and Directors is 10300 49th Street North, Clearwater, Florida 33762.

(2) According to the Amendment No. 1 to Schedule 13-G filed by it on February 10, 1998, Wellington Management Company, L.L.P., a registered investment adviser, shares voting power over 363,500 shares, and shares dispositive power over 664,000 shares, of Company stock owned by its clients.

(3) According to the Amendment to Schedule 13-G filed by it on February 10, 1998, Dimensional Funds Advisors Inc. ("Dimensional"), a registered investment advisor, has sole voting power over 392,500 shares, and has sole dispositive power over 595,179 shares, of Company stock owned by its clients. Further, persons who are officers of Dimensional Fund Advisors Inc. also serve as officers of DFA Investment Dimensions Group Inc. (the "Fund") and the DFA Investment Trust Company (the "Trust"), each a registered open-end investment company. In their capacities as officers of such entities, these persons vote 70,179 additional shares which are owned by the Fund and 132,500 shares which are owned by the Trust. Dimensional disclaims beneficial ownership of all of the shares.

(4) Includes 6,100 shares held of record and 458,836 shares purchasable under options exercisable within 60 days after February 2, 1998. Mr. Dorflinger is the former Vice President and General Counsel of

     Sulzer Intermedics, Inc. ("Intermedics"), a subsidiary of Sulzer Medica Ltd., and holds a fully exercisable option to purchase all of the 447,836 shares held of record by Intermedics.

(5) Includes 334,349 shares owned of record by Dr. Henley and 11,000 shares purchasable under options exercisable within 60 days after February 2, 1998. Excludes 305,185 shares beneficially owned by Davis C. Henley, and 168,616 shares owned by Alan J. Henley, sons of Dr. Henley, as to which shares Dr. Henley disclaims beneficial ownership.

(6) Includes 236,368 shares owned of record by Mr. Davidson and 102,000 shares purchasable under options exercisable within 60 days after February 2, 1998.

(7) Includes 70,500 shares owned of record by Mr. Graham and 80,600 shares purchasable under options exercisable within 60 days after February 2, 1998.

(8) Includes 54,286 shares owned of record by Mr. Lamont and 61,200 shares purchasable under options exercisable within 60 days after February 2, 1998.

(9) Includes 39,900 shares owned of record by Mr. DeHart and 25,600 shares purchasable under options exercisable within 60 days after February 2, 1998.

(10) Includes 44,000 shares owned of record by Mr. Cahill and 20,600 shares purchasable under options exercisable within 60 days after February 2, 1998.

(11) Includes 6,000 shares held of record by Dr. Grabois and 11,000 shares purchasable under options exercisable within 60 days after February 2, 1998.

(12) Includes 5,000 shares held of record by Dr. Martin and 11,000 shares purchasable under options exercisable within 60 days after February 2, 1998.

(13) All shares owned of record.

(14) Represents shares purchasable under options exercisable within 60 days after February 2, 1998.

(15) Includes 447,836 shares held of record by Intermedics, described in footnote 4 above. Includes 410,420 shares purchasable under options issued to various directors and executive officers of the Company that are exercisable within 60 days after February 2, 1998, including those described in footnotes 4 through 14 above. Does not include options issuable under the 1998 Non-Employee Directors' Stock Option Plan.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company is comprised of 60,000,000 shares, consisting of (i) 20,000,000 shares of a class designated as preferred stock, $1.00 par value per share (the "Preferred Stock"), and (ii) 40,000,000 shares of Common Stock. Of the authorized shares of Common Stock, 8,871,335 actual shares were issued and outstanding as of November 2, 1997, and 10,148,067 shares were issued and outstanding on a pro forma basis to give effect to the conversion from November 3 through December 12, 1997 of $22,983,000 of Debentures into 1,276,732 shares of Common Stock. No shares of Preferred Stock were outstanding as of February 2, 1998. Employee stock options exercisable for an aggregate of 480,964 shares of Common Stock were outstanding as of such date.

COMMON STOCK

     Holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor, subject to prior rights of outstanding shares of any Preferred Stock and certain restrictions under agreements governing the company's indebtedness. The Company's Credit Facilities and the Indenture under which its Notes were issued restrict or prohibit payment of dividends. See "Risk Factors -- Indebtedness," "Price Range of Common Stock," and "Dividend Policy." In the event of any dissolution, liquidation or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in assets remaining after payment of all liabilities and liquidation preferences, if any.

     Except as otherwise required by law, the holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including the election of Directors. Directors are elected by a plurality of the votes cast, and a majority of the shares of Common Stock represented in person or by proxy can take action on all other matter presented to them. Holders of shares of Common Stock have no preemptive, cumulative voting, subscription, redemption or conversion rights. The currently outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of the Offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of any series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

     The Company is authorized to issue 20,000,000 shares of Preferred Stock. The Board of Directors of the Company, in its sole discretion, may designate and issue one or more series of Preferred Stock from the authorized and unissued shares of Preferred Stock. Subject to limitations imposed by law or the Company's articles of incorporation, the Board of Directors is empowered to determine the designation of an the number of shares constituting a series of Preferred Stock, the dividend rate thereon, the terms and conditions of any voting and conversion rights for the series, the amounts payable on the series upon redemption or upon the redemption or purchase of shares of any series, and the preferences and relative rights among the series of Preferred Stock. Such rights, preferences, privileges and limitations could adversely affect the rights of holders of Common Stock. In addition, the Board of Directors of the Company, subject to its fiduciary duties, may issue shares of Preferred Stock in order to deter a takeover attempt. On September 3, 1997, the Board of Directors authorized 40,000 shares of Series A Participating Preferred Stock in connection with the adoption of a shareholder rights plan. See "Risk Factors -- Certain Anti-Takeover Provisions."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement among the Company, Bear, Stearns & Co. Inc., EVEREN Securities, Inc., Jefferies & Company, Inc. and NationsBanc Montgomery Securities LLC as the Representatives of the Underwriters, each of the Underwriters named below has severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite its name below.


                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Bear, Stearns & Co. Inc.....................................    568,750
EVEREN Securities, Inc......................................    568,750
Jefferies & Company, Inc....................................    568,750
NationsBanc Montgomery Securities LLC.......................    568,750
ABN AMRO Chicago Corporation................................     70,000
BT Alex. Brown Incorporated.................................     70,000
Cowen & Company.............................................     70,000
Credit Lyonnaise Securities (USA) Inc.......................     70,000
Deutsche Morgan Grenfell Inc................................     70,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     70,000
A.G. Edwards & Sons, Inc....................................     70,000
Furman Selz LLC.............................................     70,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........     70,000
Morgan Stanley & Co. Incorporated...........................     70,000
SBC Warburg Dillon Read Inc.................................     70,000
Robert W. Baird & Co. Incorporated..........................     35,000
Baringtron Capital Group, L.P...............................     35,000
Joseph Charles & Associates, Inc............................     35,000
Chatsworth Securities, Llc..................................     35,000
Commonwealth Associates.....................................     35,000
HSBC Securities, Inc........................................     35,000
C.L. King & Associates, Inc.................................     35,000
Morgan Keegan & Company, Inc................................     35,000
Needham & Company, Inc......................................     35,000
Dain Rauscher Incorporated..................................     35,000
Scotia Capital Markets (USA) Inc............................     35,000
Tucker Anthony Incorporated.................................     35,000
Vector Securities International, Inc........................     35,000
                                                              ---------
  Total.....................................................  3,500,000
                                                              =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to approval of certain legal matters by counsel and to certain other conditions precedent. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than shares of Common Stock covered by the Over-Allotment Option described below) must be so purchased.


     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and at such price less a concession not in excess of $.72 per share of Common Stock to certain other dealers who are members of the National Association of Securities Dealers, Inc. The Underwriters may allow, and such dealers may reallow, concessions not in excess of $.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is listed on the New York Stock Exchange.


     The Underwriters have been granted a 30-day over-allotment option to purchase from the Company up to 525,000 additional shares of Common Stock at the public offering price less the underwriting discount. If the Underwriters exercise such Over-Allotment Option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the

3,500,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover Over-Allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The officers and Directors of the Company and certain holders of the Common Stock have agreed not to offer, sell, transfer, assign or otherwise dispose of any shares of Common Stock owned by them for a period of 90 days after the date of the final Prospectus relating to the Offering without the prior written consent of Bear, Stearns & Co. Inc. These restrictions will be applicable to any shares acquired by any of those persons in the Offering or otherwise during such 90 day lockup period.

     The Company has agreed that it will not issue, sell or grant options to purchase or otherwise dispose of any shares of its Common Stock or securities convertible into or exchangeable for its Common Stock except with respect to future affiliations (subject to certain conditions) for a period of 90 days after the date of the final prospectus relating to the Offering without the prior written consent of Bear, Stearns & Co. Inc.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters and controlling persons, if any, against certain civil liabilities, including liabilities under the Securities Act, or will contribute to payments that the Underwriters or any such controlling persons may be required to make in respect thereof.

     NationsBank of Texas, N.A., an affiliate of NationsBanc Montgomery Securities LLC, one of the Representatives, is a party to that certain Second Amended and Restated Credit Agreement dated as of July 30, 1996, as amended by Amendment No. 1 dated as of August 14, 1996, Amendment No. 2 dated as of October 28, 1996 and Amendment No. 3 dated as of July 15, 1997, with the Company (the "Credit Agreement"). Under the Credit Agreement, the Company has a term loan in the original principal amount of $90 million. At November 2, 1997, the balance of the term loan was approximately $81 million. In addition, the Company also had approximately $10 million outstanding under a revolving line of credit. The term loan and revolving line of credit are together referred to as the "Credit Facilities". The Company intends to use approximately $61 million of the net proceeds of the public offering (approximately $73 million if the Underwriters exercise their Over-Allotment Option in full) to repay outstanding debt under its Credit Facilities. The offering will be made in compliance with sec.2710(c)(8) of the National Association of Securities Dealers Conduct Rules. See "Use of Proceeds."

     In order to facilitate the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering in accordance with Rule 104 of Regulation M under the Exchange Act. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares of Common stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares of Common Stock previously distributed in the Offering are repurchased in connection with stabilizing transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the New York Stock Exchange and, if commenced, may be discontinued at any time.

                                 LEGAL OPINION

     Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Company by Shumaker, Loop & Kendrick, LLP, Tampa, Florida, and for the Underwriters by Gardere & Wynne, LLP, Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company as of November 2, 1997 and November 3, 1996, and for each of the fiscal years ended November 2, 1997, November 3, 1996, and October 29, 1995, have been included and incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Consolidated Balance Sheets as of November 2, 1997 and
  November 3, 1996..........................................    F-2
Consolidated Statements of Operations for the fiscal years
  ended November 2, 1997,
  November 3, 1996 and October 29, 1995.....................    F-3
Consolidated Statements of Shareholders' Equity.............    F-4
Consolidated Statements of Cash Flows for the fiscal years
  ended November 2, 1997,
  November 3, 1996 and October 29, 1995.....................    F-5
Notes to Consolidated Financial Statements..................    F-6
Independent Auditors' Report................................   F-20

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  AS OF NOVEMBER 2, 1997 AND NOVEMBER 3, 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                1997       1996
                                                              --------   --------
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $  3,130   $  5,950
  Accounts receivable, net of allowances of $3,181 and
     $3,901, respectively...................................    77,209     86,207
  Inventory, net............................................    83,184     95,087
  Prepaid expenses, deferred taxes and other................    11,000     15,386
                                                              --------   --------
          Total current assets..............................   174,523    202,630
Property and equipment......................................   122,938    123,077
  Less: accumulated depreciation............................   (31,384)   (24,562)
                                                              --------   --------
                                                                91,554     98,515
Goodwill and other intangibles, net of accumulated
  amortization of $14,982 and $7,664, respectively..........   150,234    156,046
Other assets, net...........................................     7,735      8,156
                                                              --------   --------
          Total assets......................................  $424,046   $465,347
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $ 12,750   $  7,500
  Accounts payable..........................................    32,194     39,915
  Accrued liabilities.......................................    26,631     28,133
  Other short-term obligations..............................     3,133      4,996
                                                              --------   --------
          Total current liabilities.........................    74,708     80,544
Long-term debt, net of current maturities...................    78,550    121,090
10 1/2% Senior subordinated notes...........................   100,000    100,000
6 3/4% Convertible subordinated debentures..................    23,352     28,750
Other long-term obligations, net of current maturities......     3,300      5,590
Deferred taxes..............................................     6,208      5,817
                                                              --------   --------
          Total liabilities.................................   286,118    341,791
Commitments and contingencies
Shareholders' equity
  Preferred Stock, $1.00 par, 20,000,000 shares authorized,
     none issued or outstanding.............................        --         --
  Common Stock, $.001 par value, 40,000,000 shares
     authorized, 8,871,355 and 8,128,827 shares issued and
     outstanding, respectively..............................         9          8
  Additional paid-in capital................................   103,872     92,445
  Unrealized gain on investments -- net of tax..............        --        259
  Retained earnings.........................................    45,250     32,369
  Subscriptions receivable..................................    (5,200)        --
  Cumulative translation adjustment.........................    (6,003)    (1,525)
                                                              --------   --------
          Total shareholders' equity........................   137,928    123,556
                                                              --------   --------
          Total liabilities and shareholders' equity........  $424,046   $465,347
                                                              ========   ========

          See accompanying notes to Consolidated Financial Statements.

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
   FISCAL YEARS ENDED NOVEMBER 2, 1997, NOVEMBER 3, 1996 AND OCTOBER 29, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                   1997              1996              1995
                                                              ---------------   ---------------   ---------------
Net sales...................................................     $529,552          $399,836          $265,726
Cost of sales...............................................      397,691           294,164           186,495
                                                                 --------          --------          --------
Gross profit................................................      131,861           105,672            79,231
                                                                 --------          --------          --------
Operating expenses
  Marketing and selling.....................................       62,603            51,781            41,430
  General and administrative................................       27,498            26,199            18,899
  Nonrecurring charges......................................           --                --            10,845
                                                                 --------          --------          --------
                                                                   90,101            77,980            71,174
                                                                 --------          --------          --------
Income from operations......................................       41,760            27,692             8,057
Interest expense............................................      (21,620)          (13,143)           (4,088)
Other income (expense), net.................................        2,226               583             1,014
                                                                 --------          --------          --------
Income before income taxes..................................       22,366            15,132             4,983
Income taxes................................................        9,485             6,422             2,054
                                                                 --------          --------          --------
Net income..................................................     $ 12,881          $  8,710          $  2,929
                                                                 ========          ========          ========
Basic earnings per share....................................     $   1.55          $   1.08          $   0.36
                                                                 ========          ========          ========
Diluted earnings per share..................................     $   1.42          $   1.02          $   0.36
                                                                 ========          ========          ========


          See accompanying notes to Consolidated Financial Statements.

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                COMMON STOCK      ADDITIONAL                              CUMULATIVE    UNREALIZED
                             ------------------    PAID-IN     RETAINED   SUBSCRIPTIONS   TRANSLATION     GAIN ON
                             SHARES   PAR VALUE    CAPITAL     EARNINGS    RECEIVABLE     ADJUSTMENTS   INVESTMENTS    TOTAL
                             ------   ---------   ----------   --------   -------------   -----------   -----------   --------
Balances at October 31,
  1994.....................  8,022       $8        $ 90,732    $20,730       $    --        $    --        $  --      $111,470
Stock issued in connection
  with acquisition (see
  note 2)..................     25       --             360         --            --             --           --           360
Stock option
  compensation.............     --       --             244         --            --             --           --           244
Stock options exercised,
  including federal income
  tax benefit of $130......     41       --             341         --            --             --           --           341
Net income.................     --       --              --      2,929            --             --           --         2,929
Translation adjustment.....     --       --              --         --            --          1,007           --         1,007
                             -----       --        --------    -------       -------        -------        -----      --------
Balances at October 31,
  1995.....................  8,088        8          91,677     23,659            --          1,007           --       116,351
Stock option
  compensation.............     --       --             311         --            --             --           --           311
Stock options exercised,
  including federal income
  tax benefit of $123......     41       --             417         --            --             --           --           417
Payment received on officer
  loan.....................     --       --              40         --            --             --           --            40
Unrealized gain on
  investment
  securities -- net of tax
  (see note 1).............     --       --              --         --            --             --          259           259
Net income.................     --       --              --      8,710            --             --           --         8,710
Translation adjustment.....     --       --              --         --            --         (2,532)          --        (2,532)
                             -----       --        --------    -------       -------        -------        -----      --------
Balances at November 3,
  1996.....................  8,129        8          92,445     32,369            --         (1,525)         259       123,556
Senior management stock
  purchase (see note 11)...    400        1           5,199         --        (5,200)            --           --            --
Officer loan, net of
  payment received.........     --       --             (11)        --            --             --           --           (11)
Stock option
  compensation.............     --       --             471         --            --             --           --           471
Stock options exercised,
  including federal income
  tax benefit of $122......     43       --             536         --            --             --           --           536
Realized gain on sale of
  investment
  securities -- net of tax
  (see note 1).............     --       --              --         --            --             --         (259)         (259)
Conversion of convertible
  debentures (see note
  3).......................    299       --           5,232         --            --             --           --         5,232
Net income.................     --       --              --     12,881            --             --           --        12,881
Translation adjustment.....     --       --              --         --            --         (4,478)          --        (4,478)
                             -----       --        --------    -------       -------        -------        -----      --------
Balances at November 2,
  1997.....................  8,871       $9        $103,872    $45,250       $(5,200)       $(6,003)       $  --      $137,928
                             =====       ==        ========    =======       =======        =======        =====      ========

          See accompanying notes to Consolidated Financial Statements.

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
  FISCAL YEARS ENDED NOVEMBER 2, 1997, NOVEMBER 3, 1996, AND OCTOBER 29, 1995
                                 (IN THOUSANDS)

                                                                1997       1996        1995
                                                              --------   ---------   ---------
Cash flows from operating activities:
  Net income................................................  $ 12,881   $   8,710   $   2,929
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Deferred income tax expense (benefit)...................     3,846       3,352      (1,251)
    Depreciation and amortization...........................    17,495      14,968       9,233
    Compensation expense for outstanding stock options......       471         311         244
    Gain on sale of investment in equity securities.........    (1,510)         --          --
    Nonrecurring write off of intangibles and estimated
     restructuring reserve..................................        --          --       9,380
    Changes in current assets and liabilities, net of
     effects of asset acquisitions and dispositions and
     business combinations:
    Decrease (increase) in accounts receivable, net.........     8,694      (8,793)    (14,618)
    Decrease (increase) in inventory, net...................    11,073      (9,447)     (7,288)
    Increase in prepaid expenses and other..................      (619)     (2,248)       (291)
    Increase in accounts payable............................        23      10,299       3,030
    (Decrease) increase in accrued liabilities..............    (2,777)    (16,795)      2,934
                                                              --------   ---------   ---------
Net cash provided by operating activities...................    49,577         357       4,302
                                                              --------   ---------   ---------
Cash flows from investing activities:
  Proceeds from building sale...............................       500          --          --
  Proceeds from (investment in) available-for-sale
    securities..............................................     3,130      (1,620)         --
  Proceeds from the sale of Henley assets...................        --       6,000          --
  Purchase of Sterile Concepts, net of cash acquired........        --    (118,676)         --
  Purchase of Medica........................................        --          --     (11,000)
  Purchase of Bovie electrosurgery product line.............        --          --      (2,600)
  Purchase of Property and equipment, Inventory and Other
    Assets, Net of Stock Issued Valued at $360..............        --          --      (1,500)
  Purchase of Glove Operations..............................        --          --     (70,605)
  Purchase of property, equipment and other assets, net of
    asset acquisitions and business combinations............    (6,829)    (10,625)    (21,174)
                                                              --------   ---------   ---------
Net cash used in investing activities.......................    (3,199)   (124,921)   (106,879)
                                                              --------   ---------   ---------
Cash flows from financing activities:
  Payments on long-term borrowings..........................   (37,290)   (180,629)    (20,852)
  Increase in long-term borrowing...........................        --     228,647      94,206
  (Decrease) increase in other obligations..................    (4,153)      8,165         894
  Net proceeds from the issuance of 10 1/2% Notes...........        --      97,000          --
  Payments on Sterile Concepts debt.........................        --     (34,247)         --
  (Decrease) increase in negative book cash balance.........    (7,893)      6,091       1,163
  Other, net................................................       529         457         371
                                                              --------   ---------   ---------
Net cash (used in) provided by financing activities.........   (48,807)    125,484      75,782
                                                              --------   ---------   ---------
Effect of foreign currency translation adjustment...........      (391)        (44)         --
                                                              --------   ---------   ---------
Net (decrease) increase in cash and cash equivalents........    (2,820)        876     (26,795)
Cash and cash equivalents at beginning of year..............     5,950       5,074      31,869
                                                              --------   ---------   ---------
Cash and cash equivalents at end of year....................  $  3,130   $   5,950   $   5,074
                                                              ========   =========   =========
Supplemental cash flow disclosure:
  Interest paid during the year.............................  $ 21,643   $   9,090   $   3,161
  Income taxes paid during the year.........................     6,147       5,336       3,100
  Noncash investing and financing activities
    Conversion of 6 3/4% Convertible Subordinated
     Debentures.............................................  $  5,232   $      --   $      --
    Subscriptions receivable from senior management for
     stock purchase.........................................     5,200          --          --
    Note received on building sale..........................       300          --          --
    Convertible note received from sale of Henley assets....        --       7,000          --
    Unrealized gain on investment...........................        --         259          --


          See accompanying notes to Consolidated Financial Statements.

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Maxxim Medical, Inc., ("Maxxim"), a Texas corporation, and its subsidiaries (collectively, "the Company") develops, manufactures, and markets specialty medical products.

BASIS OF PRESENTATION

     Certain reclassifications have been made to the fiscal 1996 and fiscal 1995 consolidated financial statements to conform with the fiscal 1997 presentation.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Maxxim and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

CASH EQUIVALENTS AND FINANCIAL INSTRUMENTS

     Cash equivalents consist of highly liquid investments purchased with original maturities of three months or less.

MARKETABLE SECURITIES

     The Company considered its marketable securities available-for-sale as defined in Statement of Financial Accounting Standards No. 115. In adjusting the Company's investments to fair value, an unrealized gain of $259,000, net of tax, was recognized at November 3, 1996. This unrealized gain is presented in the equity section of the Consolidated Balance Sheet. In the first quarter of fiscal 1997, the Company recorded a realized gain from the sale of these marketable equity securities in the amount of $1,510,000 which is reflected in other income in the Consolidated Statements of Operations.

CONCENTRATION OF CREDIT RISK

     Trade receivables have a concentration of credit risk in the hospital and healthcare sectors. The Company performs continuing credit evaluations of its customers and generally does not require collateral; however, in certain circumstances, the Company may require letters of credit from its customers. Historically, the Company has not experienced significant losses related to receivables from individual customers or groups of customers in any geographic area.

INVENTORY

     Inventory is priced at the lower of cost or market. In determining market value, allowances for excess and obsolete items are provided. Cost is determined using the average cost method.

     Inventory as of November 2, 1997 and November 3, 1996, included the following:

                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Raw materials...............................................  $36,613   $40,718
Work in Progress............................................    7,227     8,744
Finished Goods..............................................   43,393    50,231
Reserve.....................................................   (4,049)   (4,606)
                                                              -------   -------
                                                              $83,184   $95,087
                                                              =======   =======

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

PROPERTY AND EQUIPMENT

     The costs of ordinary maintenance and repairs are expensed, while renewals and betterments are capitalized. Depreciation on property and equipment is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. As of November 2, 1997 and November 3, 1996, property and equipment included the following:

                                                        USEFUL LIFE     1997       1996
                                                        -----------   --------   --------
                                                                        (IN THOUSANDS)
Land..................................................                $ 15,610   $  9,490
Buildings and improvements............................  5-25 years      40,240     45,522
Machinery and equipment...............................  2-10 years      64,370     64,699
Furniture and fixtures................................   3-5 years       2,718      3,366
Accumulated depreciation..............................                 (31,384)   (24,562)
                                                                      --------   --------
                                                                      $ 91,554   $ 98,515
                                                                      ========   ========

     In fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" (SFAS 121). SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The adoption of SFAS 121 did not have a material impact on the Company's consolidated financial statements.

INCOME TAXES

     Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

GOODWILL AND INTANGIBLES

     Goodwill represents the excess of the aggregate price paid by the Company in business combinations accounted for as purchases over the fair market value of the tangible and identifiable intangible net assets acquired. Goodwill is being amortized on a straight-line basis from 10 to 40 years. Other intangible assets are being amortized on a straight-line basis for periods ranging from 3 to 15 years. The Company assesses the recoverability of intangible assets by determining whether amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of asset impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The Company believes that no impairment of goodwill exists.

REVENUE RECOGNITION

     The Company recognizes revenue upon shipment to customers, pursuant to customer orders. The Company grants rebates to certain of its customers. These sales and related receivables are recorded net of the expected rebate.

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

RESEARCH AND DEVELOPMENT EXPENSES

     The Company is continually conducting research and developing new products utilizing a team approach that involves its engineering, manufacturing and marketing resources. Although the Company has developed a number of its own products, most of its research and development efforts have historically been directed towards product improvement and enhancement of previously developed or acquired products. Company research and development expenses were approximately $5,158,000, $5,124,000, and $3,777,000 in fiscal 1997, 1996 and 1995, respectively.

EARNINGS PER SHARE


     Statement of Financial Accounting Standards No. 128. "Earnings per Share", specifies new measurement, presentation and disclosure requirements for earnings per share and is required to be applied retroactively upon initial adoption. The Company has adopted SFAS No. 128 effective with the release of February 1, 1998 earnings data, and accordingly, has restated herein all previously reported earnings per share data. Basic earnings per share is based on the weighted average shares outstanding without any dilutive effects considered. Diluted earnings per share reflects dilution from all contingently issuable shares, including options and convertible debt. A reconciliation of such earnings per share data is as follows:



                                                                                 PER SHARE
                                                              INCOME    SHARES    AMOUNTS
                            1997                              -------   ------   ---------
Basic EPS
Net Income..................................................  $12,881   8,326     $ 1.55
                                                                                  ======
Effects of dilutive securities:
Convertible Debt............................................  $ 1,123   1,297
Options.....................................................              208
                                                              -------   -----
Diluted EPS.................................................  $14,004   9,831     $ 1.42
                                                              =======   =====     ======



                                                                                 PER SHARE
                                                              INCOME    SHARES    AMOUNTS
                            1996                              -------   ------   ---------
Basic EPS
Net Income..................................................  $ 8,710   8,102     $ 1.08
                                                                                  ======
Effects of dilutive securities:
Convertible Debt............................................  $ 1,364   1,597
Options.....................................................              162
                                                              -------   -----
Diluted EPS.................................................  $10,074   9,861     $ 1.02
                                                              =======   =====     ======



                                                                                PER SHARE
                                                              INCOME   SHARES    AMOUNTS
                            1995                              ------   ------   ---------
Basic EPS
Net Income..................................................  $2,929   8,168     $  .36
                                                                                 ======
Effects of dilutive securities:
Options.....................................................              84
                                                              ------   -----
Diluted EPS.................................................  $2,929   8,252     $  .36
                                                              ======   =====     ======


STOCK BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 allows a company to adopt a new fair value based method of accounting for its stock based compensation plans, or to continue to follow the intrinsic method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock to Employees."

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

     The Company has elected to continue to follow APB Opinion No. 25. If the Company had adopted SFAS 123 the Company's net income and earnings per share for years ended November 2, 1997 and November 3, 1996 would have been impacted as discussed in Note 9.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

52 WEEK FISCAL YEAR

     Commencing in fiscal year 1994, the Company implemented a fiscal year which ends on the Sunday nearest to the end of the month of October.

TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

     Assets and liabilities of foreign subsidiaries have been translated into United States dollars at the applicable rates of exchange in effect at the end of the period reported. Revenues and expenses have been translated at the applicable weighted average rates of exchange in effect during the period reported. Translation adjustments are reflected as a separate component of shareholders' equity. Any transaction gains and losses are included in net income.

NEW ACCOUNTING PRONOUNCEMENTS


     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS 131)which is effective for the Company's fiscal year ending in 1999. This statement establishes standards for reporting segment information in annual and interim financial statements. It also establishes standards for related disclosure of products and services, geographical areas and major customers. Under SFAS 131, reporting segments are determined consistent with the way management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company has not determined the impact of adoption of SFAS 131 on its consolidated financial statements.


(2)  BUSINESS COMBINATIONS, SIGNIFICANT ASSET ACQUISITIONS AND DISPOSITIONS

ASSET ACQUISITIONS

     On June 30, 1995, the Company entered into various agreements of Purchase and Sale of Assets with Becton Dickinson and Company and affiliates to purchase, for approximately $70,600,000 in cash, after various post-closing adjustments, assets pertaining to the worldwide glove business of Becton Dickinson ("Glove Operation"). The assets acquired consist primarily of inventory, equipment, manufacturing facilities in Honea Path, South Carolina, Los Gatos, California, Mississauga, Ontario, Canada and Erembodegem, Belgium, and certain intangible assets. The Company financed the purchase price and ancillary working capital with borrowings from its principal bank lender under an amended credit facility. The transaction was accounted for as an asset purchase with the purchase price and direct acquisition costs allocated based on the fair value of assets acquired and liabilities assumed. No goodwill was recorded in connection with this transaction.

     On June 1, 1995, the Company acquired the Bovie line of electrosurgical products from MDT Corporation. The purchase price was approximately $2,600,000, subject to certain inventory and other

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES
adjustments. The Bovie product lines include electrosurgical generators and related disposable products and supplies. The transaction was accounted for as an asset purchase with the purchase price and direct acquisition costs allocated based on the fair value of assets acquired and liabilities assumed. Goodwill of approximately $1,300,000 was recorded in connection with this transaction. The Company used funds on hand to finance the purchase.

BUSINESS COMBINATIONS

     On July 30, 1996, the Company successfully completed a tender offer (the "Tender Offer") for Sterile Concepts. As of completion of a merger of Sterile Concepts and Maxxim in September of 1996, all of the outstanding stock of Sterile Concepts was purchased for approximately $110,500,000, excluding acquisition costs of approximately $8,600,000 paid in fiscal 1996 and $465,000 of cash acquired with the acquisition. The Company also refinanced existing Maxxim debt of approximately $72,700,000 contemporaneously with and repaid approximately $34,200,000 of Sterile Concepts debt shortly after the consummation of the Tender Offer. Funding to complete the acquisition and debt repayment was derived from approximately $121,000,000 of borrowings under a $165,000,000 amended credit facility with its primary lender and the net proceeds of $97,000,000 from the offering of $100,000,000 of 10 1/2% Senior Subordinated Notes (See Note 3). The assets acquired in the Sterile Concepts acquisition consist primarily of accounts receivable, inventory, furniture and equipment and leased assembly and other facilities in Richmond, Virginia, Temecula, California and Minnetonka, Minnesota. Sterile Concepts assembled, packaged and sterilized custom procedure trays for hospitals, outpatient surgery centers and medical clinics. In the fourth quarter of fiscal 1996, Sterile Concepts was integrated into the already existing custom procedure tray assembly and packaging operations of the Case Management division. The acquisition was accounted for by the purchase method of accounting and approximately $116,000,000 of goodwill was recorded with the transaction. One time costs of $3,500,000 relating to the acquisition were recorded in the fourth fiscal quarter of fiscal 1996.

     Effective January 1, 1995, the Company purchased all of the issued and outstanding common stock of Medica B.V., a Netherlands corporation and certain assets of S.A. DPC N.V., a Belgian corporation (collectively, "Medica"). The assets acquired in the Medica acquisition consisted primarily of receivables, inventory, furniture and equipment, the disposable medical supplies manufacturing facility situated on a tract of land located in Ommen, the Netherlands, and certain intangible assets. Such assets were used by Medica in connection with its business of manufacturing, fabricating, distributing and selling various types of disposable medical supplies, principally in the Netherlands and Belgium. The purchase price of Medica and the execution of a non-competition agreement by the seller, Internatio-Meuller N.V., a Netherlands corporation, consisted of $11,000,000 in cash. The acquisition has been accounted for as a purchase with the purchase price and direct acquisition costs allocated based on fair value of assets acquired and liabilities assumed. Goodwill of approximately $5,600,000 was recorded in connection with this transaction.

ASSET DISPOSITIONS

     Effective May 1, 1996, the Company sold certain assets related to the Henley Healthcare division operations to Lasermedics, Inc. of Missouri City, Texas for approximately $13,000,000, which consisted of approximately $6,000,000 in cash and a $7,000,000 convertible note. The assets, which were sold at net book value, consisted primarily of receivables, inventory, furniture and equipment, two manufacturing facilities located in Sugar Land and Belton, Texas, and intangible assets related to the Henley product lines. The assets were used by the Henley division to manufacture and sell various types of products for the physical medicine, rehabilitation and pain management markets.

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

SUMMARY PRO FORMA RESULTS

     The following unaudited pro forma summary results of operations assume the acquisition of Sterile Concepts occurred on October 31, 1994. The summary results of operations also give effect to the acquisition by the Company of the Glove Operations, the divestiture by the Company of the Henley Healthcare division and the acquisitions by Sterile Concepts of Associated Medical Products and Medical Design Concepts, as if the acquisitions and the divestiture occurred on October 31, 1994. The following results of operations are presented (in thousands, except per share amounts):


                                                                1996       1995
                                                              --------   --------
Revenues....................................................  $534,635   $502,349
Net income..................................................     5,865      1,480
Basic earnings per share....................................  $    .72   $    .18
Diluted earnings per share..................................  $    .72   $    .18


     The adjustments to the accounts include (a) the additional amortization expense associated with debt financing costs, (b) the additional amortization expense associated with goodwill acquired, (c) a federal income tax adjustment,
(d) the additional interest expense incurred to make the acquisitions, at the beginning of the Company's fiscal year and (e) the elimination of salaries, benefits and related costs of redundant personnel in the combined operations.

     The pro forma information does not purport to be indicative of results of operations or financial position which would have occurred had the acquisitions or divestiture been consummated on the date indicated, or which may be expected to occur in the future by reason of such acquisition or divestiture.

(3)  DEBT AND OTHER LONG-TERM OBLIGATIONS

LONG-TERM DEBT

     The following summarizes the Company's long-term debt at November 2, 1997 and November 3, 1996:

                                                                1997        1996
                                                              --------    --------
                                                                 (IN THOUSANDS)
Revolving line of credit....................................  $ 10,300    $ 40,090
Term loan...................................................    81,000      88,500
Less -- Current maturities..................................   (12,750)     (7,500)
                                                              --------    --------
                                                              $ 78,550    $121,090
                                                              ========    ========

CREDIT FACILITY

     On July 30, 1996, the Company entered into a Second Amended and Restated Credit Agreement ("Credit Agreement") with several lending institutions. This new Credit Agreement replaced the Company's previous credit facility. The Credit Agreement provided for a term loan of $90,000,000 and a $75,000,000 revolving line of credit. At closing, the term loan was fully drawn and approximately $31,000,000 of the revolver was used in conjunction with proceeds from the 10 1/2% Senior Subordinated Notes to finance the Sterile Concepts acquisition (See Note 2). Both loans mature on July 30, 2002, with the term loan requiring repayment in twenty four quarterly installments ranging from $1,500,000 to $5,500,000, commencing October 31, 1996. Both loans bear interest, payable quarterly on the Interest Period as defined in the Credit Agreement. The interest rate is prime or, for LIBOR advances, the LIBOR rate, plus a margin ranging from 1.0% to 2.0%, indexed according to a defined financial ratio. For fiscal 1997, the weighted average rate of interest on the revolver and term loan was 7.47%. At November 2, 1997, the unused portion of the revolver was approximately $64,700,000. The credit facilities are unsecured and require the Company to maintain certain customary financial and operating ratios. The Company's present credit facility prohibits payment of dividends.

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

10 1/2% SENIOR SUBORDINATED NOTES

     In July 1996, the Company issued $100,000,000 of 10 1/2% Senior Subordinated Notes ("Notes"). The Notes mature on August 1, 2006, unless previously redeemed by the Company. Interest on the Notes is payable semi-annually on February 1 and August 1, commencing on February 1, 1997.

     The notes will not be redeemable at the Company's option prior to August 1, 2001. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on August 1 of the years indicated below:

YEAR                                                          PERCENTAGE
----                                                          ----------
August 1, 2001..............................................    105.25%
August 1, 2002..............................................    103.50%
August 1, 2003..............................................    101.75%
August 1, 2004 and thereafter...............................    100.00%

     Net proceeds from the offering of approximately $97,000,000 were used in conjunction with proceeds from the new credit facility to finance the Sterile Concepts acquisition (See Note 2).

6 3/4% CONVERTIBLE SUBORDINATED DEBENTURES

     In March 1993, the Company issued $28,750,000 of 6 3/4% Convertible Subordinated Debentures (the "Debentures") due March 1, 2003. The Debentures are convertible at the option of the holder into Common Stock at a conversion price of $18 per share and pay interest every six months commencing September 1, 1993, through maturity on March 1, 2003.

     On October 3, 1997, the Company called for the redemption of $10,000,000, in principal amount, of the Debentures effective as of November 4, 1997 (the "First Redemption Date"). On the First Redemption Date, the redemption price of 104.17% of the principal amount, or $1,041.70 plus accrued interest of $11.81 per $1,000 face amount of the Debentures was paid to the holders of Debentures called for redemption who had not exercised their right to convert their Debentures into Common Stock. As of November 2, 1997, $5,398,000 of the debentures had converted into 299,882 shares of the Common Stock and debt issuance costs of $166,000 related to these converted debentures were written off to additional paid-in capital in fiscal 1997 and are reflected in the accompanying financial statements.

     On November 12, 1997, the Company called for the redemption of the remaining outstanding Debentures effective as of December 12, 1997 (the "Second Redemption Date"). On the Second Redemption Date, the redemption price of 104.17% of the principal amount, or $1,041.70 plus accrued interest of $18.94 per $1,000 face amount of the Debentures was paid to the holders who had not exercised their right to convert their Debentures into Common Stock. Subsequent to November 2, 1997, $22,983,000 of the Debentures were converted into 1,276,732 shares of the Common Stock. As of the Second Redemption Date, $217,000 in principal amount remains due and payable. Holders may surrender their certificates for payment within two years of the respective redemption dates after which the funds revert back to the Company.

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

OTHER DEBT OBLIGATIONS

     The following summarizes the Company's other debt obligations at November 2, 1997 and November 3, 1996:

                                                               1997         1996
                                                              -------      -------
                                                                 (IN THOUSANDS)
Other debt obligations......................................  $ 6,433      $10,586
Less -- Current maturities..................................   (3,133)      (4,996)
                                                              -------      -------
                                                              $ 3,300      $ 5,590
                                                              =======      =======

     Other debt obligations consist primarily of capital leases and other contractual obligations of the Company.

FUTURE MINIMUM PRINCIPAL PAYMENTS

     Future minimum principal payments on long-term debt and other obligations (adjusted for the $22,983,000 of Debentures converted subsequent to November 2, 1997) are as follows:

FISCAL YEARS
------------                                                  (IN THOUSANDS)
1998........................................................     $ 15,883
1999........................................................       18,329
2000........................................................       18,191
2001........................................................       18,802
2002........................................................       26,800
Thereafter..................................................      100,097
                                                                 --------
                                                                 $198,102
                                                                 ========

(4)  FINANCIAL INSTRUMENTS

     During the first quarter of fiscal 1996, the Company entered into an interest rate swap agreement with its primary lender in order to reduce the impact of changes in variable interest rates on consolidated results of operations and future cash outflows for interest. The agreement converts a portion of the non-indexed part of the interest rate of the Credit Agreement facilities to a fixed rate of 5.4%. At November 2, 1997, the notional amount of the swap was $43,125,000 and expires on March 31, 2000. In fiscal 1997, the Company's financial position and results of operations were not materially impacted by the swap agreement.

     The Company uses an interest rate swap to manage the interest risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. The Company accounts for its interest rate swap on the accrual method, whereby the net receivable or payable is recognized on a periodic basis and included as a component of interest expense. The Company does not trade in derivative securities.

     The estimated fair value of cash and cash equivalents, accounts receivable, and accounts payable, approximate their carrying amount. The estimated fair values and carrying amounts of long-term borrowings and the interest rate swap were as follows:


                                               1997                            1996
                                   -----------------------------   -----------------------------
                                   CARRYING AMOUNT    FAIR VALUE   CARRYING AMOUNT    FAIR VALUE
                                   ----------------   ----------   ----------------   ----------
                                                          (IN THOUSANDS)
Swap agreement, paying fixed.....     $      --       $     310       $      --       $     488
Long-term debt...................      (221,085)       (230,559)       (267,926)       (272,364)


     Fair values were determined from quoted market prices or discounted cash flows.

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

(5)  COMMITMENTS AND CONTINGENCIES

LEASES

     The Company is obligated under various operating leases. Rent expense under these operating leases for fiscal years 1997, 1996 and 1995 were approximately $3,519,000, $1,215,000 and $1,164,000, respectively. Minimum future rental payments are as follows:

FISCAL YEARS
------------                                                  (IN THOUSANDS)
1998........................................................     $ 2,765
1999........................................................       2,517
2000........................................................       1,203
2001........................................................       1,214
2002........................................................       1,026
Thereafter..................................................       3,444
                                                                 -------
                                                                 $12,169
                                                                 =======

CLAIMS AND LITIGATION

     On May 9, 1994, an out of court settlement was reached between the Company and Futurmed Intervention, Inc., a Texas corporation, ("Futurmed"), Angiomed Aktengesellschaft, a German corporation ("Angiomed") and a number of individual defendants. Pursuant to the terms of the agreement, Futurmed will pay the Company $4,150,000, which is guaranteed by Angiomed. The defendants also agreed to certain covenants regarding supply of certain products, non-competition and other matters. Of the settlement amount, $1,150,000, was paid to the Company by Futurmed at the time of the settlement with $3,000,000 to be paid in five equal annual installments of $600,000 which began June 1, 1995 and will continue through June 1, 1999. The remaining $1,200,000 of future payments are secured by an irrevocable letter of credit in favor of the Company. The proceeds received at settlement were used to offset legal expenses incurred and to establish a reserve for defective, excess and obsolete inventory previously purchased from Angiomed. Installment proceeds are being recorded as non-operating income.

     Since March 1996, the Company has been served with various lawsuits alleging various adverse reactions to the latex used in certain of the medical gloves alleged to have been manufactured by the Company or the prior owner of the assets relating to the Company's Glove Operations acquired in June 1995. The Company believes that most of such claims relate to gloves sold or shipped prior to June 1995, and that it has been indemnified by the prior owner with regard to such claims. The Company is aware that there have been an increasing number of lawsuits brought against latex glove manufacturers with respect to such allergic reactions. The Company, like its competitors, has continued to manufacture and sell latex gloves and, therefore, may be subject to further claims surrounding the manufacture of these latex gloves.

     In the ordinary course of business, the Company has been named in various other lawsuits. While the final resolution of any matter may have an impact on the Company's consolidated financial results for a particular reporting period, management believes, based on consultation with counsel, that the ultimate resolution of these matters and the matters specifically discussed above will not have a material adverse impact on the Company's financial position or results of operations.

PRODUCT LIABILITY

     The Company currently has product liability insurance which it believes to be adequate for its business. The Company's existing policy expires October 31, 1998.

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

(6)  INCOME TAXES

     The components of the provision for income taxes are as follows:

                                                               1997     1996     1995
                                                              ------   ------   -------
                                                                   (IN THOUSANDS)
Current domestic............................................  $3,784   $1,050   $ 1,882
Current foreign.............................................   1,855    2,020     1,423
                                                              ------   ------   -------
                                                              $5,639   $3,070   $ 3,305
                                                              ------   ------   -------
Deferred domestic...........................................  $3,724   $2,693   $(1,251)
Deferred foreign............................................     122      659        --
                                                              ------   ------   -------
                                                              $3,846   $3,352   $(1,251)
                                                              ------   ------   -------
          Total.............................................  $9,485   $6,422   $ 2,054
                                                              ======   ======   =======

     Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate as a result of the following:

                                                              1997   1996   1995
                                                              ----   ----   ----
Statutory rate..............................................   35%    35%    35%
Amortization of goodwill....................................    4      4      6
State taxes, net of federal benefit.........................    2      2      2
Tax-exempt interest income..................................   --     --     (1)
Surtax exemption............................................   --     --     (1)
Other, net..................................................    1      1     --
                                                               --     --     --
Effective rate..............................................   42%    42%    41%
                                                               ==     ==     ==

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at November 2, 1997 and November 3, 1996 are presented below:

                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Current deferred:
  Deferred tax assets:
  Accounts receivable, principally due to allowance for
     doubtful accounts......................................  $ 1,257   $ 2,125
  Inventory, principally due to reserve for obsolescence and
     costs inventoried for tax purposes.....................    3,369     4,603
  Net operating loss carryforwards..........................       84     2,390
  Accruals and provisions not currently deductible..........    4,160     4,315
                                                              -------   -------
                                                                8,870    13,433
  Deferred tax liabilities:
  Tax over book depreciation................................     (179)     (792)
  Other.....................................................       --      (495)
                                                              -------   -------
  Net current deferred tax asset............................  $ 8,691   $12,146
                                                              =======   =======

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Noncurrent deferred:
  Deferred tax assets:
  Net operating loss carryforwards..........................  $   506   $   534
  Deferred tax liabilities:
  Book over tax amortization................................   (5,933)   (3,798)
  Differences between book and tax basis of property and
     equipment..............................................     (781)   (2,553)
                                                              -------   -------
  Net noncurrent deferred tax liability.....................  $(6,208)  $(5,817)
                                                              =======   =======

     There is no valuation allowance as of the fiscal year ended November 2, 1997. It is the opinion of management that future operations will more likely than not generate taxable income to realize the deferred tax assets.

     At November 2, 1997, the Company has net operating loss carryforwards for federal income tax purposes of approximately $1,573,000 which are available to offset future federal taxable income, if any, through 2009.

(7)  ACCRUED LIABILITIES

     Accrued liabilities as of November 2, 1997 and November 3, 1996 are as follows:

                                                               1997      1996
                                                              -------   -------
                                                               (IN THOUSANDS)
Health insurance and benefit accrual........................  $ 8,471   $ 5,554
Accrued taxes payable.......................................    3,831     4,951
Fees payable to hospital buying groups......................    1,941       502
Accrued payroll and commissions.............................    2,751     4,760
Accrued interest payable....................................    3,349     3,627
Other.......................................................    6,288     8,739
                                                              -------   -------
                                                              $26,631   $28,133
                                                              =======   =======

(8)  GOODWILL AND INTANGIBLES

     Goodwill and intangibles, net of accumulated amortization, as of November 2, 1997 and November 3, 1996 are as follows:

                                                                1997       1996
                                                              --------   --------
                                                                (IN THOUSANDS)
Goodwill....................................................  $128,782   $131,161
Patents.....................................................    13,336     14,787
Debt offering costs.........................................     3,381      4,006
Non-compete agreements......................................     3,048      3,985
Other intangibles...........................................     1,687      2,107
                                                              --------   --------
                                                              $150,234   $156,046
                                                              ========   ========

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

(9)  STOCK OPTION AGREEMENTS

     Commencing with November 1, 1989, it has been the practice of the Board of Directors on or around November 1 of each year to grant stock options to certain employees of the Company. The Company has also granted options to its non-employee Directors from time to time. The shares purchasable by employees under such stock option agreements (subject to continued employment with the Company) vest over five years. The shares purchasable by non-employee Directors under such stock option agreements (subject to continued director service to the Company) vest over a period of one to three years. Set forth below is certain information regarding such issuances, exercises and cancellations of options in each of the indicated fiscal years:

                                                                             WEIGHTED
                                                                         AVERAGE EXERCISE
                                                             SHARES           PRICE
                                                            ---------    ----------------
Balance at October 30, 1994...............................    205,000         $11.11
Fiscal 1995:
  Granted.................................................    426,000          10.73
  Exercised...............................................    (41,000)          6.64
  Cancelled...............................................     (8,700)         12.81
                                                            ---------
Balance at October 29, 1995...............................    581,300          11.22
Fiscal 1996:
  Granted.................................................    275,000          11.48
  Exercised...............................................    (41,180)          7.06
  Cancelled...............................................    (21,420)         12.06
                                                            ---------
Balance at November 3, 1996...............................    793,700          11.40
Fiscal 1997:
  Granted.................................................    294,800          11.48
  Exercised...............................................    (43,000)         12.99
  Cancelled...............................................    (28,780)         11.68
                                                            ---------
Balance at November 2, 1997...............................  1,016,720          11.40
                                                            =========

     The 1,016,720 options outstanding as of November 2, 1997 had exercise prices ranging between $10.73 and $15.40, a weighted average exercise price of $11.40 and a weighted average remaining contract life of 3.64 years. At November 2, 1997, options to purchase 501,020 shares, were exercisable with exercise prices ranging between $10.73 and 15.40, and a weighted average exercise price of $11.49.

     The Company has elected to continue to follow APB Opinion No. 25; however, if the Company adopted SFAS 123, the Company's net income and earnings per share for the years ended November 2, 1997, and November 3, 1996 would have been reduced as follows:


                                                      1997                     1996
                                             ----------------------   ----------------------
                                             AS REPORTED   PROFORMA   AS REPORTED   PROFORMA
                                             -----------   --------   -----------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net income.................................    $12,881     $12,638      $8,710       $8,663
Basic earnings per share...................       1.55        1.52        1.08         1.07
Diluted earnings per share.................       1.42        1.40        1.02         1.02


     The weighted average fair value of options granted in 1997 and 1996 was $6.59 and $7.10, respectively. The fair value of each option was determined using the Black-Scholes option valuation model. The key input variables used in valuing the options were as follows: average risk-free interest rate based on 5-year Treasury bonds, stock price volatility of 36% and estimated option term ranging from 4 to 6 years. The Company has no

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES
present plans to pay dividends on its Common Stock. The effects of applying SFAS 123 as calculated above may not be representative of the effects on reported net income for future years.

(10)  SAVINGS PLAN

     The Company has a 401(k) savings plan which permits participants to contribute up to 15 percent of their base compensation (as defined) each year. The Company will match at least 25 percent of a participant's contribution up to a maximum of 6 percent of gross pay. The Company's matching percentage may be adjusted as Company profitability dictates. Employer contributions were $801,000, $606,000 and $559,000 for the 1997, 1996 and 1995 plan years, respectively.

(11)  MANAGEMENT STOCK PURCHASE PLAN

     On May 23, 1997, the Company issued 400,000 shares of Common Stock pursuant to a Senior Management Stock Purchase Plan at $13.00 per share, the closing stock price on April 30, 1997. The stock was issued in exchange for an aggregate of $5,200,000 in non-interest bearing, full recourse promissory notes due May 23, 2000 from the participating managers. These notes have been recorded as subscriptions receivable and are included in the shareholders' equity section of the Consolidated Balance Sheet. Payment of these notes also is secured by the pledge of the 400,000 shares of Common Stock. Net compensation costs associated with these shares is not significant.

(12)  SHAREHOLDER RIGHTS PLAN

     On July 10, 1997, the Board of Directors of the Company declared a dividend of one right to purchase Preferred Stock ("Right") for each outstanding share of the Common Stock to shareholders of record at the close of business on September 15, 1997 (the "Record Date").

     The Rights will have certain anti-takeover effects. The Rights are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board of Directors. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company's Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company, even if such acquisition may be favorable to the interests of the Company's shareholders. Because the Board of Directors can redeem the Rights or approve a Permitted Offer, the Rights should not interfere with a merger or other business combination approved by the Board of Directors of the Company.

     The description and terms of the Rights are set forth in a Rights Agreement dated as of July 10, 1997, as it may from time to time be supplemented or amended (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent.

(13)  NONRECURRING CHARGES

     In the third quarter of fiscal 1995, the Company made a decision to form its Case Management division by combining the Boundary and Sterile Design divisions with the newly acquired Glove Operations and Bovie product line. As a result of this decision, the Company incurred approximately $10,800,000 (pre-tax) nonrecurring charges comprised primarily of restructuring expenses (approximately $1,300,000), facility consolidation expenses (approximately $2,200,000) and non-cash asset write-downs (approximately $7,300,000).

                     MAXXIM MEDICAL, INC. AND SUBSIDIARIES

(14)  QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                       FIRST      SECOND     THIRD      FOURTH
                                                      --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED NOVEMBER 2, 1997
  Net Sales.........................................  $133,401   $136,042   $128,654   $131,455
  Gross Profit......................................    32,236     33,439     32,489     33,697
  Net Income........................................     3,459      2,717      3,192      3,513
  Basic earnings per share..........................      0.43       0.33       0.38       0.41
  Diluted earnings per share........................      0.39       0.31       0.34       0.35
YEAR ENDED NOVEMBER 3, 1996
  Net Sales.........................................  $ 86,600   $ 90,859   $ 84,128   $138,249
  Gross Profit......................................    25,285     25,592     22,397     32,398
  Net Income........................................     2,726      2,951      2,952         81
  Basic earnings per share..........................      0.34       0.37       0.36       0.01
  Diluted earnings per share........................      0.31       0.33       0.33       0.01

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Maxxim Medical, Inc.:

     We have audited the consolidated financial statements of Maxxim Medical, Inc. and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maxxim Medical, Inc. and subsidiaries as of November 2, 1997, and November 3, 1996, and the results of their operations and their cash flows for the years ended November 2, 1997, November 3, 1996 and October 29, 1995, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Houston, Texas

December 23, 1997,


except as to


Note 1 (Earnings


Per Share), which


is as of March 5, 1998.

======================================================

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                               ------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Available Information..................       3
Incorporation of Certain Documents
  by Reference.........................       3
Prospectus Summary.....................       4
Forward-Looking Statement..............       9
Risk Factors...........................       9
Use of Proceeds........................      12
Price Range of Common Stock............      13
Dividend Policy........................      13
Capitalization.........................      14
Selected Consolidated Financial Data...      15
Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations................      16
Business...............................      20
Management.............................      30
Security Ownership of Certain
  Beneficial Owners and Management.....      32
Description of Capital Stock...........      34
Underwriting...........................      35
Legal Opinion..........................      36
Experts................................      37
Index to Financial Statements..........     F-1


======================================================
======================================================

                                3,500,000 SHARES

                           MAXXIM MEDICAL, INC. LOGO

                                  COMMON STOCK

                            -----------------------
                                   PROSPECTUS
                            -----------------------
                            BEAR, STEARNS & CO. INC.
                            EVEREN SECURITIES, INC.
                           JEFFERIES & COMPANY, INC.
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                                 MARCH 10, 1998


======================================================

                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


SEC Registration Fees.......................................    $  29,091
NYSE Registration Fees......................................       44,300
NASD Fees...................................................       10,361
Legal Fees..................................................       75,000
Auditors' Fees..............................................       35,000
Transfer Agent Fees.........................................        5,000
Printing and Engraving Expenses.............................      100,000
Miscellaneous...............................................        1,248
                                                                ---------
  Total.....................................................    $ 300,000
                                                                =========



     All of the above items are estimated except the SEC, NYSE, NASD and Blue Sky Registration Fees.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, the articles of incorporation of a Texas corporation may provide that a director of that corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders for monetary damages for acts or omissions in the director's capacity as a director, except that the articles of incorporation cannot provide for the elimination or limitation of liability of a director to the extent that the director is found liable for (i) a breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith that constitute a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law,
(iii) any transaction from which the director received an improper personal benefit, or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. Article XI of the Company's Restated Articles of Incorporation sets forth specific provisions for limitation of director liability which are substantially identical to the provisions of
Article 1302 -- 7.06 described above and further states that a director of the Company will not be liable to the Company or its shareholders for monetary damages to the fullest extent permitted by any provision of the statutes of Texas that limits the liability of a director.

     In addition, Article 2.02-1 of the Texas Business Corporation Act authorizes a Texas corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding, including any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative because the person is or was a director. The indemnification is permitted only if it is determined that the person (1) conducted himself in good faith; (2) reasonably believed (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interests; and (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A person may be indemnified under
Article 2.02-1 against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person (including court costs and attorneys' fees), but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by him, the indemnification is limited to reasonable expenses actually incurred and may not be made in respect of any proceeding in which the person has been found liable for willful or intentional misconduct in the performance of his duty to the corporation. A corporation is obligated under
Article 2.02-1 to indemnify a director or officer against reasonable expenses incurred by him in connection with a proceeding in which he is named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. Under
Article 2.02-1 a corporation may (i) indemnify and advance expenses to an officer, employee, agent or other person who are or were serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another entity to the same extent that it may indemnify and advance expenses to directors, (ii) indemnify and advance expenses to directors and such other persons to such further extent, consistent with law, as may be provided in the corporation's articles of incorporation, bylaws, action of its board of directors, or contract or as permitted by common law and (iii) purchase and maintain insurance or another arrangement on behalf of directors, officers, employees, or agents of the Company against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, including liabilities against which the Company cannot indemnify its directors and officers. The Bylaws of the Company set forth specific provisions for indemnification of directors, officers, agents and other persons which are substantially identical to the provisions of Article 2.02-1 described above. The Company maintains directors and officers insurance in the amount of $3,000,000, with a $150,000 deductible, that will be effective through November 1, 1998.


ITEM 16.  EXHIBITS.



EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
1.1      --    Underwriting Agreement.
3.1      --    Restated Articles of Incorporation of the Company -- Exhibit
               No. 3.1 to the Registration Statement on Form S-1 of
               Registrant, Registration No. 33-32630, filed with the
               Commission on December 19, 1989 and incorporated herein by reference.
3.2      --    Articles of Amendment to Articles of
               Incorporation -- Exhibit No. 3.1(b) to the Registration
               statement on Form S-1 of Registrant, Registration No.
               33-57800, filed with the Commission on February 2, 1993 and incorporated herein by reference.
3.3      --    Articles of Amendment to the Articles of Incorporation filed with the Office of the Secretary of State of Texas on April
               26, 1996 -- Previously filed as an Exhibit with the same
               Exhibit number identification in the Company's Registration
               Statement on Form S-3 filed on February 13, 1998 (File No.
               333-46249) and incorporated herein by reference.
3.4      --    Statement of Resolution Establishing Series of Shares filed with the Office of the Secretary of State of Texas on
               September 3, 1997 -- Previously filed as an Exhibit with the same Exhibit number identification in the Company's
               Registration Statement on Form S-3 filed on February 13,
               1998 (File No. 333-46249) and incorporated herein by
               reference.
3.5      --    Bylaws of the Registrant -- Exhibit No. 3.2 to the
               Registration Statement on Form S-1 of Registrant,
               Registration No. 33-32630, filed with the Commission on
               December 19, 1989 and incorporated herein by reference.
3.6      --    Certificate and Agreement of Merger and Articles of Merger
               with attached Plan and Agreement of a Merger of the
               Registrant and Henley Holding Company -- Exhibit No. 3.3 to
               the Registration Statement on Form S-1 of Registrant,
               Registration No. 33-32630, filed with the Commission on
               December 19, 1989 and incorporated herein by reference.
4.1      --    Specimen Common Stock Certificate -- Exhibit No. 4.1 to the
               Registration Statement on Form S-1 of Registrant,
               Registration No. 33-57800, filed with the Commission on
               February 2, 1993 and incorporated herein by reference.
4.2      --    Indenture dated March 18, 1993 between the Registrant and
               Trustee, for 6 3/4% Convertible Subordinated Debentures due
               2003 -- Exhibit No. 4.2 to the Registration Statement on
               Form S-1 of Registrant, Registration No. 33-57800, filed
               with the Commission on February 2, 1993 and incorporated
               herein by reference.
4.3      --    Specimen Debenture -- Exhibit No. 4.3 to the Registration
               Statement on Form S-1 of Registrant, Registration No.
               33-57800, filed with the Commission on February 2, 1993 and incorporated herein by reference.

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
4.4      --    Indenture dated July 30, 1996, by and among Maxxim, as
               Issuer, Maxxim-Delaware, Purchaser, Fabritek La Romana,
               Inc., Maxxim Medical Canada Limited, Medica B.V. and Medica
               Inc., Maxxim Medical Canada Limited, Medica B.V. and Medica
               Hospital Supplies, N.V., as Guarantors and First Union
               National Bank of North Carolina, as Trustee -- Exhibit No. 4
               to the Form 8-K of Registrant, filed with the Commission on
               August 14, 1996 and incorporated herein by reference.
4.5      --    Rights Agreement dated as of July 10, 1997 between Maxxim
               Medical, Inc. and Harris Trust and Savings Bank, as Rights
               Agent -- Exhibit 1 to the Form 8-A of the Registrant filed with the Commission on July 11, 1997 and incorporated herein by reference.
5.1      --    Opinion, including consent, of Shumaker, Loop & Kendrick,
               LLP, counsel to the Company, as to the legality of the
               securities being registered.
23.1     --    Consent of KPMG Peat Marwick LLP.
23.2     --    Consent of Shumaker, Loop & Kendrick, LLP (included in their opinion filed as Exhibit 5.1).
24.1     --    Powers of Attorney. A power of attorney, pursuant to which amendments to this Registration Statement may be filed, is included in the signature pages contained in Part II.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clearwater, State of Florida on March 10, 1998.


                                          MAXXIM MEDICAL, INC.

                                          By:    /s/ KENNETH W. DAVIDSON
                                            ------------------------------------
                                                    Kenneth W. Davidson
                                                   Chairman of the Board,
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 10, 1998.


                      SIGNATURE                                            TITLE
                      ---------                                            -----
               /s/ KENNETH W. DAVIDSON                 Chairman of the Board, President and Chief
-----------------------------------------------------  Executive Officer (principal executive
                 Kenneth W. Davidson                   officer)

                 /s/ PETER M. GRAHAM                   Executive Vice President, Secretary and Chief
-----------------------------------------------------  Operating Officer (principal financial
                   Peter M. Graham                     officer)

                          *                            Vice President -- Controller and Treasurer
-----------------------------------------------------  (principal accounting officer)
                   Alan S. Blazei

                          *                            Director
-----------------------------------------------------
               Ernest J. Henley, Ph.D.

                          *                            Director
-----------------------------------------------------
                 Peter G. Dorflinger

                          *                            Director
-----------------------------------------------------
                 Martin Grabois M.D.

                          *                            Director
-----------------------------------------------------
              Richard O. Martin, Ph.D.

                          *                            Director
-----------------------------------------------------
               Henk R. Wafelman, Ing.

                          *                            Director
-----------------------------------------------------
                 Donald R. DePriest

                      SIGNATURE                                            TITLE
                      ---------                                            -----
            *By: /s/ KENNETH W. DAVIDSON               as attorneys in fact pursuant to the power of
       ---------------------------------------         attorney included in the Registration
                 Kenneth W. Davidson                   Statement as originally filed on February 13,
                                                       1998

              *By: /s/ PETER M. GRAHAM
       --------------------------------------
                   Peter M. Graham

                                 EXHIBIT INDEX


                                                                             SEQUENTIALLY
EXHIBIT                                                                        NUMBERED
NUMBER                            DESCRIPTION OF EXHIBIT                        PAGES
-------                           ----------------------                     ------------
1.1      --    Underwriting Agreement.
3.1      --    Restated Articles of Incorporation of the Company -- Exhibit
               No. 3.1 to the Registration Statement on Form S-1 of
               Registrant, Registration No. 33-32630, filed with the
               Commission on December 19, 1989 and incorporated herein by reference.
3.2      --    Articles of Amendment to Articles of
               Incorporation -- Exhibit No. 3.1(b) to the Registration
               statement on Form S-1 of Registrant, Registration No.
               33-57800, filed with the Commission on February 2, 1993 and incorporated herein by reference.
3.3      --    Articles of Amendment to the Articles of Incorporation filed with the Office of the Secretary of State of Texas on April
               26, 1996 -- Previously filed as an Exhibit with the same
               Exhibit number identification in the Company's Registration
               Statement on Form S-3 filed on February 13, 1998 (File No.
               333-46249) and incorporated herein by reference.
3.4      --    Statement of Resolution Establishing Series of Shares filed with the Office of the Secretary of State of Texas on
               September 3, 1997 -- Previously filed as an Exhibit with the same Exhibit number identification in the Company's
               Registration Statement on Form S-3 filed on February 13,
               1998 (File No. 333-46249) and incorporated herein by
               reference.
3.5      --    Bylaws of the Registrant -- Exhibit No. 3.2 to the
               Registration Statement on Form S-1 of Registrant,
               Registration No. 33-32630, filed with the Commission on
               December 19, 1989 and incorporated herein by reference.
3.6      --    Certificate and Agreement of Merger and Articles of Merger
               with attached Plan and Agreement of a Merger of the
               Registrant and Henley Holding Company -- Exhibit No. 3.3 to
               the Registration Statement on Form S-1 of Registrant,
               Registration No. 33-32630, filed with the Commission on
               December 19, 1989 and incorporated herein by reference.
4.1      --    Specimen Common Stock Certificate -- Exhibit No. 4.1 to the
               Registration Statement on Form S-1 of Registrant,
               Registration No. 33-57800, filed with the Commission on
               February 2, 1993 and incorporated herein by reference.
4.2      --    Indenture dated March 18, 1993 between the Registrant and
               Trustee, for 6 3/4% Convertible Subordinated Debentures due
               2003 -- Exhibit No. 4.2 to the Registration Statement on
               Form S-1 of Registrant, Registration No. 33-57800, filed
               with the Commission on February 2, 1993 and incorporated
               herein by reference.
4.3      --    Specimen Debenture -- Exhibit No. 4.3 to the Registration
               Statement on Form S-1 of Registrant, Registration No.
               33-57800, filed with the Commission on February 2, 1993 and incorporated herein by reference.
4.4      --    Indenture dated July 30, 1996, by and among Maxxim, as
               Issuer, Maxxim-Delaware, Purchaser, Fabritek La Romana,
               Inc., Maxxim Medical Canada Limited, Medica B.V. and Medica
               Inc., Maxxim Medical Canada Limited, Medica B.V. and Medica
               Hospital Supplies, N.V., as Guarantors and First Union
               National Bank of North Carolina, as Trustee -- Exhibit No. 4
               to the Form 8-K of Registrant, filed with the Commission on
               August 14, 1996 and incorporated herein by reference.
4.5      --    Rights Agreement dated as of July 10, 1997 between Maxxim
               Medical, Inc. and Harris Trust and Savings Bank, as Rights
               Agent -- Exhibit 1 to the Form 8-A of the Registrant filed with the Commission on July 11, 1997 and incorporated herein by reference.
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
                                                                             SEQUENTIALLY
EXHIBIT                                                                        NUMBERED
NUMBER                            DESCRIPTION OF EXHIBIT                        PAGES
-------                           ----------------------                     ------------
5.1      --    Opinion, including consent, of Shumaker, Loop & Kendrick,
               LLP, counsel to the Company, as to the legality of the
               securities being registered.
23.1     --    Consent of KPMG Peat Marwick LLP.
23.2     --    Consent of Shumaker, Loop & Kendrick, LLP (included in their opinion filed as Exhibit 5.1).
24.1     --    Powers of Attorney. A power of attorney, pursuant to which amendments to this Registration Statement may be filed, is included in the signature pages contained in Part II.